BLACK BOX
NETWORK SERVICES





Unified Business Communications

Voice. Data. Products. Services.

2008 Annual Report



Black Box Network Services

Complete business communications.

VOICE

DATA

PRODUCTS

SERVICES

Black Box Corporation (NASDAQ Global Select: BBOX), one of the world's largest providers of voice services, convergence technologies, and data infrastructure, is dedicated to designing, building, and maintaining today's integrated voice and data communications systems.

Approximately 4,300 Black Box Team Members serve more than 175,000 clients from 188 offices in 141 countries around the world. Black Box operates on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Financial Highlights 2008

(Dollars in Millions, Except Per Share Amounts)	2007	2008
Revenues	$ 1,016	$ 1,017
Year-over-year growth	41%	0%
Adjusted operating income(1)	$ 98	$ 108
Adjusted operating income(1) as a % of revenues	9.7%	10.6%
Net income	$ 36	$ 39
Net income as a % of revenues	3.5%	3.9%
Year-over-year growth	16%	10%
Diluted earnings per share	$ 2.00	$ 2.22
Year-over-year growth	14%	11%
Operating earnings per share(1)	$ 2.97	$ 3.20
Year-over-year growth	3%	8%
Cash provided by operating activities	$ 37	$ 81
Cash provided by operating activities as a % of net income	103%	207%

(1) Excludes Reconciling Items in 2007 and 2008. See Non-GAAP Reconciliations.

Table of Contents



$721
$1,016
$1,017
2006
2007
2008
Revenues



$2.87
$2.97
$3.20
2006
2007
2008
Operating Earnings Per Share (1)



$52
$37
$81
2006
2007
2008
Cash Provided by Operating Activities

% of Net Income:
168% 103% 207%

(1) Excludes Reconciling Items in 2006, 2007, and 2008. See Non-GAAP Reconciliations.

BLACK BOX NETWORK SERVICES

To Our Stockholders:

Fiscal 2008 was another year of continued growth from both a financial and market perspective. For the 32nd consecutive year, Black Box generated profitable revenue and positive cash flow. We exceeded one billion dollars in Revenue for the second consecutive year while increasing Operating income by approximately $10 million. We have effectively doubled the size of our Company within the past three years and have demonstrated our ability to achieve this growth profitably. We are currently the largest channel partner servicing the North America enterprise end-markets for Nortel®, NEC®, and Siemens®. Additionally, we currently manage and monitor nearly four million communication ports for customers worldwide—an achievement matched only by a select few. While these financial and industry benchmarks are impressive on their own, we believe the best is yet to come.

As the world's largest independent provider of major communication technologies from today's leading manufacturers, including Nortel®, NEC®, Cisco®, Siemens®, and ShoreTel® and through our own line of products and services, Black Box has emerged as the trusted and preferred source for communication and infrastructure needs. We are a company that confidently and effectively plans, implements, and maintains business communications and infrastructure solutions to meet current and future generations of customer requirements. No other provider offers the depth and breadth of solutions and the proven track record like Black Box does.

Today our Company services more than 175,000 customers, spans 5 continents, operates in 141 countries, has 188 offices, speaks 23 languages, and is available to our customers 24/7/365. Our customers expect this localized, client-focused support from their communications and infrastructure provider. We've built our company to be that trusted provider.

In Fiscal 2008, we continued our solid financial performance, continued to execute our strategic acquisition plan, and remained focused on executing the long-term strategy of our Data, Voice, and Hotline (DVH™) value proposition. With the fast-growing adoption of VoIP, unified communications, convergence, collaboration, mobility, and messaging, Black Box is well-positioned to capitalize on what is becoming one of the most transformational periods in communications history.

Financial highlights

- Reported Record Revenues of $1.017 billion
- Operating income improved by approximately $10 million or 1% of revenues from Fiscal 2007
- Cash Provided by Operating Activities was $81 million, or 207% of Net Income.

Acquisitions

In the third quarter of Fiscal 2008, we acquired B & C Telephone, Inc., a privately held company based out of Spokane, Washington. Along with an active customer base in both the commercial and government sector, this acquisition provided enhanced geographic coverage in the northwestern U.S.

In the fourth quarter of Fiscal 2008, we acquired AT&T Inc.'s Southeast Region NEC TDM voice CPE business line. This acquisition further positions Black Box as the premier provider of NEC voice and data services in North America.

Looking back

FY08 again demonstrated the positive impact of the successful implementation of our strategic acquisition plan as we began to fully realize the operational and financial benefits of the integration of the NextiraOne acquisition. We used the strengths of our combined companies, our reduced cost structure, and our complete DVH offering to secure two of the largest contracts in Black Box history.

The first is a five-year U. S. Army Long Term Life Cycle Support (LTLCS) Contract to support more than 300,000 Army users on over 800 Nortel® telecommunication systems worldwide, which has a ceiling value of $128 million. The second is a four-year I3MP Infrastructure Modernization (IMOD) project with the U.S. Army where Black Box will engineer, furnish, install, test, and secure an integrated telecommunications infrastructure at Ft. Bragg, NC with a total potential contract value of $58 million, including options.

In addition to these significant awards in our Federal business, Black Box continues to be the technology partner of choice for many of today's Fortune 1000 companies. These global industry leaders, along with the balance of our 175,000 worldwide clients, rely on Black Box to deliver customized, cost-effective solutions to satisfy their diverse telecommunications needs.



DVH—Data, Voice, Hotline

We believe that the strength of our client relationships is built upon the tangible benefits of the DVH model. This innovative approach provides customers with communications and infrastructure solutions from a single source provider—regardless of whether their business operates across town or around the globe. This enables our customers to leverage unified communications, streamline processes, and ultimately realize significant cost savings.

The DVH model is not simply about offering customers consolidated voice, data, and product procurement and streamlined installation benefits. It is about creating and delivering a value proposition that helps our customers improve their business and profitability. It starts with our core promise of objectively analyzing the client's needs and goals. By offering an unmatched portfolio of products and services, technical expertise, and proven experience, we are in a unique position to provide our customers with an optimally configured solution that offers a superior return on their investment.

Our "core" promises

Objectivity—Our comprehensive portfolio of products and services combined with our technology-neutral approach enable us to provide our customers with objective advice and the optimum technology solutions for their business.

Technical Expertise—With more than 2,500 certifications and the largest team of Registered Communications Distribution Designers (RCDD), our technical expertise stands alone in the industry. With the experience, technical knowledge, and commitment to quality, our services and support resources ensure our customers receive the highest level of support before, during, and after deployment.

Experience—Strong communications and data infrastructure are the cornerstone of today's leading companies. They want proven delivery, implementation, and maintenance partners who can deliver the right technology for today while anticipating the needs of tomorrow. With more than 32 years of proven performance, Black Box has consistently delivered those solutions.

Looking forward

We believe the best is yet to come. Black Box is in a very strong position to deliver sustained growth and profitability. Our critical success factors for Fiscal 2009 will be focused around three key areas:

1. Continuing to provide the highest-quality DVH services to our worldwide client base with a focus on increased customer value and loyalty.
2. Successfully executing our business plan to achieve our financial objectives.
3. Continuing to execute our ongoing strategic acquisition plan to increase our product and service offerings, as well as profitably expanding our world-wide service capabilities.

In closing

The success of our company depends on our ability to deliver value to both our customers and our stockholders. To that end, I'm pleased to report that we are well-positioned to achieve both objectives. We have built a very strong foundation to support our financial and growth goals. Adhering to the DVH model, we will continue to earn our customers' trust and loyalty while giving us the vehicle for continued profitable growth.

I would like to thank our customers, partners, Team Members, and stockholders for their continued confidence and support.

Terry Blakemore

R. Terry Blakemore
President and Chief Executive Officer

BLACK BOX NETWORK SERVICES

Facts and Figures

Fiscal year 2008 revenues.

Black Box is committed to remaining profitable by running a well-balanced business, generating significant cash flow, and by strategically expanding market share.

Revenues by industry

Black Box serves a diversified client base in both the public and private sectors.


Manufacturing 23%
Government 16%
Banking 11%
Business Services 10%
Retail 9%
Social Services 8%
Utilities 7%
Distributors 6%
Education 6%
Other 4%

Revenues by service type


Voice Services
58%
Hotline Services
23%
Data Services
19%

Revenues by geography


North America
82%
Other 4%
Europe
14%

Revenues by size of client


Small
35%
Large
45%
Medium
20%

Revenues by client type


End-User
85%
Indirect
15%

Black Box Network Services: Unifying business communicatio


BLACK BOX

As a leader in convergence technologies, collaboration, voice services, and data infrastructure, Black Box can offer you complete business communications. Whether your infrastructure is at the enterprise level or a single site, we can integrate all your systems: VoIP, voice, messaging, mobility, data, multimedia, wireless, and more.

Based on your goals, we'll work with you to custom design a solution using world-class technologies. With 175,000 voice and data clients around the world, we have the background to help you move forward and unify all your communications.



VOICE: Design, installation, and maintenance of a full range of communications technologies for VoIP, traditional telephony, unified communications, mobility, and mo

DATA: Design, installation, and maintenance of wired, wireless, and hybrid data infrastructures and systems.

PRODUCTS: More than 118,000 voice and data networking products backed by a FREE Tech Support hotline.

SERVICES: Unrivaled services, such as technical support, exclusive warranties, and worldwide coverage.

"In today's economy, creating busines value is a fundamental requiremen for any new technology initiative Black Box's expertise in convergence planning, design, and implementatio led to the successful execution o a key VoIP implementation at ou corporate facility. Based on tha success, our company is now in a position to make enterprise-wide convergence a reality."

Rick Beru
AVP Telecommunications,
GMAC Commercial Mortgage

Voice Services

Speak with the strongest voice.

The best system for *your* environment.

For the most options in voice technology, including Voice over IP systems, traditional telephony, unified communications, mobility, and messaging, call Black Box, the largest independent provider of communications systems and telephony equipment. Partnerships and strategic relationships with all the leaders in voice communications technology enable us to deliver a solution that's exactly right for you.



The world's largest voice services provider.

- Work with the largest independent voice services company supporting all leading systems, such as Nortel, Siemens, NEC, ShoreTel, and more. Plus, Black Box is a Cisco Gold Partner.
- The top choice. More than 70% of the Fortune 100 use Black Box as their voice services provider.

The voice of experience.

- Design, installation, and support of telephony systems from every major voice communications technology provider.
- Millions of ports installed and serviced.
- More than 95% of trouble calls resolved without manufacturer assistance.

24/7/365 service.

- Multiple U.S.-based call centers receive 34,000+ calls a month.
- Call center remote resolution is over 70%.
- Services include full maintenance and network management capabilities as well as long- and short-term staffing.

Resale services for the value-minded.

- Choose from one of the largest selections of guaranteed refurbished telephony equipment, videoconferencing systems, components, and accessories.

Choose from all the leading systems.

- Black Box is a Nortel® Elite Advantage partner, a Siemens Communications, Inc. distributor, the largest independent NEC® service provider, a certified Cisco® Gold Partner, a Microsoft® Gold Certified Partner and Unified Messaging Practitioner Partner, and installs and supports ShoreTel® systems across the U.S. and Canada.
- Black Box maintains certifications from leading voice and data product manufacturers, including: AVST®, Cisco®, Microsoft®, Mitel®, Nortel®, NEC®, ShoreTel®, Siemens®, and Vertical®, among others.

Voice Services include:

- Voice over IP systems
- Traditional telephony
- Unified communications
- Mobility
- Messaging
- Contact centers
- Maintenance support
- Moves, adds, and changes
- Remote monitoring, diagnostics, and resolution services
- Customized solutions and services
- Refurbished equipment

"I would like to thank your on-site technician and 24/7/365 call center representative for the fast and effective measures to get us taken care of. It's nice to know when a problem arises, we can count on someone to take care of it without hassles."

Jo Dee Douda
Deputy Director of Administrative Services,
LRADAC

Data Services

The backbone of your business.

End-to-end data networks.

Build and expand your network with our worldwide network services. You'll receive a complete data infrastructure, including the products and support that are the backbone of your network. From copper and fiber wired networks to wireless and hybrid systems, Black Box can install and maintain your local, national, and international data networks.

Start-to-finish services.

- Design, installation, and maintenance for wired, wireless, and hybrid data network infrastructures.
- New installations and system upgrades.
- Moves/adds/changes, maintenance, and more.

Work with the experts.

- The largest staff of Registered Communications Distribution Designers (RCDDs) and BiCSi-trained and certified technicians anywhere!
- BLACK BOX® Master Technician courses.
- On-call 24/7/365 technical support.

Superior service.

- ISO 9001:2000 certified quality management system.
- Comprehensive service and product warranties.

One Source™ savings.

- Direct service with our own staff.
- Savings on BLACK BOX® products.


BLACK BOX
BLACK BOX
BLACK BOX

"From the first pilot installation to the last, Black Box demonstrated to Motorola that they can deliver on time and within costs, two of the most important milestones of any project."

Peter Obeney
Motorola, Inc.

Data Services include:

- Wired data networks
- Wireless data networks
- Hybrid wired/wireless data networks
- CATV and video systems
- Structured cabling


BLACK BOX
724-746-5500
BLACK BOX
724-746-5500
BLACK BOX
724-746-5500

Networking Products

Smart shopping: 118,000+ products

The building blocks of your network.

From simple cables to complex switches, you'll find everything you need to expand, upgrade, and complete your network at Black Box. If you don't see what you need, ask! Black Box is the industry source for hard-to-find, custom, and everyday tried-and-true networking products. Plus, every Black Box product is backed by our FREE 24/7/365 Tech Support hotline!


OPTICAL POWER METER
WAVELENGTH
POWER STATUS
PWR
WVL
REL
CHG
BLACK BOX
724-746-5500
GigaTrue 550
4site

plus FREE support.

Cables & Infrastructure.

- The best prices anywhere on CAT5e and CAT6 bulk cable!
- Complete end-to-end channel solutions with guaranteed-for-life performance.
- Complete data center solutions, including cabinets, racks, and other infrastructure components.

Multimedia & Presentation.

- Create dazzling digital signage presentations.
- Build fully integrated multimedia, multiscreen systems.
- Set up applications, such as point-of-purchase, hospitality, airports, schools, public buildings, trade shows, and more.

KVM ServSwitch™.

- Control multiple computers from a single KVM station.
- Mix and control computers from different platforms and even manage servers over IP!
- Choose from KVM switches, extenders, console trays, and more.

Networking.

- Select from a full range of components ranging from home networks to global enterprise solutions.
- Build wired, wireless, and hybrid networks.
- For extreme conditions, choose industrial products.

Certifications.

- ISO 9001:2001 certified quality management system.
- AS9100 certification expected in 2008.

"The crunch was on when the Black Box rep called back. She worked magic and was able to get the custom adapters out to us in two days—literally!"

Jaime Schisel
Instrument Specialist, Misys Healthcare System

BEST PRICE GUARANTEE The best prices—guaranteed!

- Black Box will not be undersold! If you find the same or equivalent product at a lower price, we'll beat it with our own BLACK BOX® brand solution.
- Ask about special discount programs for volume buyers, resellers, GSA buyers, educational institutions, and more.

To see Black Box's comprehensive line of products, take a look at the award-winning BLACK BOX® Catalog or go to the award-winning BLACK BOX® Web site at ***blackbox.com****.*

- Cables & Infrastructure
- Testers & Tools
- Cabinets, Racks, & Furniture
- Power & Surge Protection
- Peripheral Switches & Sharers
- KVM ServSwitch™
- Multimedia & Presentation
- USB
- Converters
- Data Communications
- Wireless
- Networking
- Servers & Storage
- Voice Services
- Security

Black Box Services

Our specialty: Tech Support.

Voice and data network support.

- 24/7/365 U.S.-based call centers receive 34,000+ calls a month.
- Call center remote resolution is over 70%.
- Remote diagnostics and monitoring.
- On-site support for short- and long-term staffing, maintenance, and emergencies.
- Our techs boast certifications from hundreds of manufacturers.

FREE 24/7/365 product hotline.

- FREE tech support hotline for our 118,000+ products—whether you buy or not!
- FAST service—we'll answer your call in 20 seconds or less!
- In-house advice—our hotline techs answer your calls directly from Black Box offices.

blackbox.com.

- FREE, 24/7/365 support.
- Click on "Talk to a Tech," and an expert will call you in 20 seconds or less!
- Access Black Box Explains, Technology Overviews, "Tips for Techs" videos, *Connectivity News*™, and more.
- Design your own custom cables and adapters on-line.



Fast help! Black Box techs will answer your call in 20 seconds or less.

"Your tech support is the best I've ever encountered. Less than five minutes elapsed from the time I requested a call to the time my problem was solved. Thanks, Black Box Tech Support."

Steven Strouse
Engineer/Scientist 5, The Boeing Company

The best warranties.

24/7 Comprehensive Voice Coverage.

- Receive 24/7 comprehensive coverage for the length of the manufacturer's product warranty or your service contract.

Guaranteed-for-Life Structured Cabling.

- With this exclusive program, you receive a 100% warranty on your BLACK BOX® brand structured cabling system—from products to performance.
- Your network is guaranteed to operate the application it was designed to support—for life!

Certification Plus®.

- If Black Box designs and installs your structured cabling system with materials from another vendor, we'll certify and guarantee your network application—for life!

Double Diamond™ Warranty.

- Our exclusive warranty program protects your new Black Box products from accidental damage for the life of the warranty.
- Many products, such as copper cables, manual switches, cabinets, and racks, are guaranteed for life.

DOUBLE DIAMOND
WARRANTY



Black Box gives you an umbrella of protection that guarantees your complete satisfaction.

"We chose Black Box CAT6 cable because we can use it when we upgrade to 10-Gigabit, and it's guaranteed for life."

James A. Dukes
Sr. Procurement Agent
Raytheon Company

Worldwide Coverage

Working with you everywhere.

Build your worldwide network with our worldwide network services.

- The largest footprint in the world serving 175,000 clients in 141 countries.
- Worry-free, multisite projects across the country and around the world.
- Seamless project coordination for one site or thousands of sites.
- Consistent top-quality workmanship and materials from site to site.



■ *Black Box Service Coverage*

For specific locations and contact information for all Black Box offices worldwide, go to blackbox.com!

North & South America
Argentina
Aruba
Bahamas
Barbados
Bermuda
Bolivia
Brazil
Canada
Cayman Islands
Chile
Colombia
Costa Rica
Dominican Republic
Ecuador
El Salvador
Grenada
Guatemala
Guyana
Honduras
Jamaica
Mexico
Netherlands Antilles
Panama
Peru
Puerto Rico
Saint Helena
Saint Lucia
Trinidad & Tobago
Turks & Caicos
United States
Uruguay
Venezuela
Virgin Islands of Great Britain
Virgin Islands of the U.S.

Europe, Africa, & Middle East
Algeria
Andorra
Angola
Austria
Bahrain
Belgium
Benin
Bosnia & Herzegovina
Burkina Faso
Burundi
Cameroon
Cape Verde
Channel Islands
Congo (Zaire)
Croatia
Cyprus
Czech Republic
Denmark
Egypt
Estonia
Finland
France
Gabon
Gambia
Germany
Ghana
Gibraltar
Greece
Greenland
Guinea
Hungary
Iceland
Iraq
Ireland (Republic of Ireland)
Israel
Italy
Ivory Coast
Jordan
Kenya
Kuwait
Latvia
Lebanon
Liechtenstein
Lithuania
Luxembourg
Macedonia
Madagascar
Malta
Monaco
Morocco
Netherlands
Niger
Nigeria
Norway
Oman
Poland
Portugal
Qatar
Republic of South Africa
Réunion
Romania
Russia
San Marino
Sao Tome & Principe
Saudi Arabia
Senegal
Sierra Leone
Slovakia
Slovenia
Spain
Sweden
Switzerland
Tunisia
Turkey
Uganda
United Arab Emirates
United Kingdom
Vatican City

Asia/Pacific Rim
Australia
Bangladesh
Brunei
China
Fiji
French Polynesia
Guam
Hong Kong
India
Indonesia
Japan
Korea (South)
Malaysia
Mauritius
Nepal
New Caledonia
New Zealand
Northern Marianas Islands
Pakistan
Papua New Guinea
Phillippines
Republic of Taiwan
Singapore
Sri Lanka
Tajikistan
Thailand
Turkmenistan
Vanuatu
Vietnam

Your business is our business!



Government.
Local, State, Federal, Social Services, Utilities, Military

Retail.
National and International Chains, Shopping Malls, Department Stores, Specialty Shops, Grocery Chains

Finance.
Banks, Brokerages, Financial Houses, Credit Unions

Business.
Small, Medium, Fortune 500, Wholesale/Distribution

Healthcare.
Hospitals, Laboratories, Pharmaceuticals, Research, Biomedical



Education.
K through 12, Colleges, and Universities

Manufacturing/Heavy Industry.
Petrochemical, Agricultural, Utilities, Automotive, High-Tech, Aeronautics, Consumer Goods, and More


BLACK BOX

Transportation.
Air, Rail, Trucking, Shipping, Public Systems

Recreation.
Theme Parks, Arenas, Stadiums, Sports Venues

Hospitality.
Hotels, Resorts, Casinos, Cruise Ships, Restaurants, Convention Centers

Client Profiles

GMAC Commercial Mortgage

GMAC Commercial Mortgage (GMACCM), a leading international financial services firm, provides its clients with a broad menu of financing programs.

In moving towards a converged technology platform for a new IT facility, GMACCM turned to Black Box. While building a solid, eight-year relationship with GMACCM, Black Box had also demonstrated its breadth of experience extended beyond traditional voice and data to include network convergence.

During the initial planning stage for the new facility, Black Box suggested an IP-based system. Having gained a comprehensive understanding of GMACCM's business, Black Box implemented a Nortel® solution that provided a converged environment plus the most commonly used telephony features. Black Box also installed other leading-edge products, including unified messaging, Internet telephones, software telephones, wireless service, remote office devices, and more. The strategic VoIP implementation met or exceeded GMACCM's expectations and provided a blueprint to support the company's long-term strategy for enterprise-wide convergence.

"Black Box's expertise in convergence planning, design, and implementation led to the successful execution of a key VoIP implementation at our corporate facility. Based on that success, our company is now in a position to make enterprise-wide convergence a reality."

Rick Beruf
AVP Telecommunications
GMAC Commercial Mortgage



Sarasota County

The Sarasota County, Florida government provides key services to more than 277,000 residents. With more than 4,400 employees operating from as many as 32 locations, the county's telecommunications needs are vast. Its ability to provide consistent, fast, reliable services depends upon a powerful voice and data system. With the goal of rebuilding its infrastructure to improve efficiency and plan for the future, the county turned to Black Box to provide a total communications solution, from design and engineering to installation and on-site management.

After careful analysis of the county's existing communications infrastructure, the Black Box team installed a converged voice and data network. The new system united the county's operations, streamlined administrative functions, and improved phone and on-line communications with county residents.

"Black Box has provided a complete and powerful network solution to bring Sarasota County to the leading edge of 21st century technology, and that means better services and lower costs for our 277,000 residents. Black Box's innovative plan enables us to use the county's existing fiber to unite our voice and data network, reducing our ongoing telecommunications charges, saving the county hundreds of thousands of dollars a year in leased-line costs and creating a network with unlimited growth capacity."

Robert D. Hanson
CIO
Sarasota County

C More Entertainment

C More, under the brand name CANAL+, is the leading Pay-TV and premium TV provider in the Nordic countries. The company's relationship with Black Box began in 1994 when Black Box worked with C More to develop a system that helps the company subtitle movies.

Recently, C More expanded and added more channels and live broadcasts. The company needed a new, more flexible system to improve and simplify the management of the servers used for recording, texting, and live broadcasts. The system needed to provide at least 16 users with simultaneous access to 200 servers. And it had to be expandable for future growth.

C More turned to Black Box for a solution, which was based on the ServSwitch Octet™, a keyboard/video/mouse (KVM) switch. The system enabled C More to move the servers out of the studio, but still keep them all connected to a wall of monitors and to user stations in the control room. The installation of the new system went smoothly, and without disruption or downtime to C More operations.

"The Black Box solution eliminated server-generated noise and heat from the work area, a key factor in a studio environment. We worked with Black Box for about 14 years, and we both put quality first."

F. Persson
Technical Manager
C More Entertainment AB



Whirlpool Corporation

Whirlpool Corporation, one of the world's largest manufacturers of major home appliances, relies on Black Box to install and maintain the data, wireless, and voice infrastructures for its new and existing warehouses. Though the size of the facilities vary, all feature the same equipment and systems for consistency.

Black Box manages all the infrastructures from start to finish, including the installation and testing of wired/wireless structured cabling systems consisting of fiber, Category 6, and video surveillance cable. Additionally, Black Box supplies and installs wiring closets, including cabinets, patch panels, connection hardware, and more. Black Box techs also provide IT assistance by installing and programming network switches. For voice services, Black Box installs and maintains VoIP systems, and provides user training.

To support Whirlpool Corporation users at multiple sites, Black Box provides an e-mail address so Whirlpool Corporation employees can send technical requests directly to Black Box.

Black Box has also provided wireless deployments and long-term on-site technicians at other Whirlpool Corporation locations.

"Black Box has saved me countless man-hours and travel for each warehouse startup. Their ability to adjust and adapt to our needs has proven to be an invaluable asset. I look forward to a growing relationship with this company."

Scott M. Smith
Senior Network Engineer
Whirlpool Corporation

Selected Financial Data

The following tables set forth certain selected historical financial data for Black Box Corporation ("Black Box," "we," the "Company" or "our") for the periods indicated below (in thousands, except for per share amounts). This information should be read in conjunction with the Company's consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report. Data Services and Voice Services may collectively be referred to as "On-Site services." Per share amounts may not total due to rounding.

Fiscal	2008	2007	2006	2005	2004
Statements of Income					
Revenues					
Hotline products	$ 235,314	$ 222,903	$ 213,946	$ 227,601	$ 237,872
On-Site services	781,428	793,407	507,389	307,475	282,540
Total	1,016,742	1,016,310	721,335	535,076	520,412
Cost of sales:					
Hotline products	122,011	113,780	108,220	108,281	112,949
On-Site services	528,111	528,541	330,765	211,866	191,212
Total	650,122	642,321	438,985	320,147	304,161
Gross profit	**366,620**	**373,989**	**282,350**	**214,929**	**216,251**
Selling, general & administrative expenses	275,309	290,355	222,201	170,239	149,002
Intangibles amortization	6,679	10,285	4,999	1,332	246
Operating income	**84,632**	**73,349**	**55,150**	**43,358**	**67,003**
Interest expense (income), net	21,298	18,407	9,123	2,755	1,808
Other expenses (income), net	(197)	42	36	115	147
Income before provision for income taxes	63,531	54,900	45,991	40,488	65,048
Provision for income taxes	24,298	19,291	15,221	13,442	21,846
Net income	**$ 39,233**	**$ 35,609**	**$ 30,770**	**$ 27,046**	**$ 43,202**
Basic earnings per share	$ 2.23	$ 2.03	$ 1.79	$ 1.55	$ 2.38
Diluted earnings per share	$ 2.22	$ 2.00	$ 1.75	$ 1.52	$ 2.30
Dividends declared per common share	$ 0.24	$ 0.24	$ 0.24	$ 0.22	$ 0.20
Balance Sheet Data *(at end of period)*:					
Working capital[(1)]	$ 134,031	$ 117,059	$ 99,669	$ 108,948	$ 108,116
Total assets	1,073,851	1,090,091	815,412	787,064	631,010
Long-term debt	195,904	238,194	122,673	147,196	35,177
Total debt	197,293	238,880	123,722	147,888	36,238
Stockholders' equity	640,274	599,696	552,991	501,288	517,297

(1) Working capital is computed as current assets minus current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis for the fiscal years ended March 31, 2008, 2007 and 2006 as set forth below in this Annual Report should be read in conjunction with the consolidated financial statements of Black Box, including the related notes. The Company's fiscal year ends on March 31. References to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All dollar amounts are presented in thousands except for per share amounts or unless otherwise noted.

The Company

Black Box is the world's largest dedicated network infrastructure services provider. Black Box offers one-source network infrastructure services for communication systems. The Company's service offerings include design, installation, integration, monitoring and maintenance of voice, data and integrated communication systems. The Company's primary service offering is voice solutions, while providing premise cabling and other data-related services and products. The Company provides 24/7/365 technical support for all of its solutions which encompasses all major voice and data manufacturers as well as 118,000 network infrastructure products that it sells through its catalog and Internet Web site (such Catalog and Internet Web site business, together with technical support for such business, being referred to as "Hotline Services") and its Voice Services and Data Services offices. With more than 3,000 professional technical experts and 187 offices (as of March 31, 2008), Black Box serves more than 175,000 clients in 141 countries throughout the world. Founded in 1976, Black Box, a Delaware corporation, operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Management is presented with and reviews revenues and operating income by geographical segment. In addition, revenues and gross profit information by service type are provided herein for purposes of further analysis.

The Company has completed several acquisitions from April 1, 2005 through March 31, 2008 that have had a significant impact on the Company's consolidated financial statements and, more specifically, North America Voice Services for the periods under review. Fiscal 2006 acquisitions include (i) Telecommunication Systems Management, Inc. ("TSM"), (ii) GTC Technology Group, Inc. and Technology Supply, Inc. (collectively referred to as "GTC"), (iii) Business Communications, Inc., Bainbridge Communication, Inc., BCI of Tampa, LLC and Networx, L.L.C. (collectively referred to as "BCI"), (iv) Universal Solutions of North America, L.L.C. and related entities ("Universal"), (v) Communication is World InterActive Networking, Inc. ("C=WIN") and (vi) Converged Solutions Group, LLC ("CSG"). Fiscal 2007 acquisitions include (i) USA Commercial and Government and Canadian operations of NextiraOne, LLC ("NextiraOne"), (ii) Nu-Vision Technologies, Inc. and Nu-Vision Technologies, LLC (collectively referred to as "NUVT"), (iii) Nortech Telecommunications, Inc. ("NTI") and (iv) ADS Telecom, Inc. ("ADS"). Fiscal 2008 acquisitions include (i) B & C Telephone, Inc. ("B&C") and (ii) BellSouth Communication Systems, LLC d/b/a AT&T Communication Systems Southeast's ("AT&T") NEC TDM voice CPE business line in AT&T's southeast region ("AT&T's southeast NEC TDM business"). The acquisitions noted above are collectively referred to as the "Acquired Companies." References to the Acquired Companies within our comparison of Fiscal 2008 and Fiscal 2007 are intended to describe the Acquired Companies from April 1, 2006 through March 31, 2008. References to the Acquired Companies within our comparison of Fiscal 2007 and Fiscal 2006 are intended to describe the Acquired Companies from April 1, 2005 through March 31, 2007. The results of operations of the Acquired Companies are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates.

In connection with certain acquisitions, the Company incurs expenses that it excludes when evaluating the continuing operations of the Company. The following table is included to provide a schedule of the past, current and an estimate of future acquisition-related expenses based on the acquisition activity through March 31, 2008.

Fiscal	2006	2007	2008	2009	2010	Thereafter
Gross profit						
Inventory write-up on acquisitions	$ 1,543	$ —	$ —	$ —	$ —	$ —
Selling, general & administrative						
Asset write-up depreciation expense on acquisitions	$ 450	2,646	2,178	1,823	144	40
Amortization						
Amortization of intangible assets on acquisitions	$ 3,821	10,075	6,501	7,160	7,070	57,560
Total	$ 5,814	$ 12,721	$ 8,679	$ 8,983	$ 7,214	$ 57,600

The following table is included to provide a schedule of an estimate of acquisition-related expenses for Fiscal 2009 (by quarter) based on the acquisition activity through March 31, 2008.

	1Q09	2Q09	3Q09	4Q09	FY09
Selling, general & administrative					
Asset write-up depreciation expense on acquisitions	$ 432	$ 467	$ 453	$ 471	$ 1,823
Amortization					
Amortization of intangible assets on acquisitions	$ 1,790	1,790	1,790	1,790	7,160
Total	$ 2,222	$ 2,257	$ 2,243	$ 2,261	$ 8,983

During the fourth quarter of Fiscal 2006, the Company incurred a pre-tax charge of $7,065 related to an adjustment of earnings over multiple years, from Fiscal 2003 through Fiscal 2006, from the Company's Italian Operations ("Italian Operations Adjustment"). Of the total charge, $3,588 was recorded in Cost of sales and $3,477 was recorded in Selling, general & administrative expense. The Italian Operations Adjustment resulted from intentional misconduct by certain local operational and financial managers of the Company's Italian Operations acting in collusion with one another for the purpose of overstating local financial results. All involved team members have been terminated and the Company is pursuing all available legal remedies against these individuals. The misconduct was brought to the Company management's attention by a team member of the Italian Operations pursuant to the Company's "Open Door" Policy. Company management responded by immediately suspending the management team of the Italian Operations and conducting a full investigation of the matter. The Company believes that all accounting irregularities have been identified, that all corrective action has been taken and that the Italian Operations Adjustment captures all necessary corrections.

The Company's management concluded, with the concurrence of the Audit Committee (the "Audit Committee") of the Company's Board of Directors (the "Board"), that the impact of the Italian Operations Adjustment was not material to the Company's consolidated financial statements for any interim or annual period from Fiscal 2003 through Fiscal 2006. In reaching this conclusion, the Company reviewed and analyzed the Securities and Exchange Commission's (the "SEC") Staff Accounting Bulletin No. 99, "Materiality," in order to determine that the impact was not material on a quantitative or qualitative basis to any one period. As a result, the Company recorded a cumulative adjustment in the fourth quarter of Fiscal 2006.

The following table provides information on Revenues and Operating income by reportable geographic segment (North America, Europe and All Other). The table below should be read in conjunction with the following discussions.

Fiscal	2008		2007		2006	
	$	*% of total revenue*	*$*	*% of total revenue*	*$*	*% of total revenue*
Revenues						
North America	$ 837,402	82.3%	$ 850,088	83.7%	$ 564,700	78.3%
Europe	138,927	13.7%	129,278	12.7%	120,051	16.6%
All Other	40,413	4.0%	36,944	3.6%	36,584	5.1%
Total	$ 1,016,742	100%	$ 1,016,310	100%	$ 721,335	100%
Operating Income						
North America	$ 57,964		$ 49,481		$ 42,505	
% of North America revenues	6.9%		5.8%		7.5%	
Europe	$ 19,278		$ 16,442		$ 5,518	
% of Europe revenues	13.9%		12.7%		4.6%	
All Other	$ 7,390		$ 7,426		$ 7,127	
% of All Other revenues	18.3%		20.1%		19.5%	
Total	$ 84,632	8.3%	$ 73,349	7.2%	$ 55,150	7.6%

The following table provides information on Revenues and Gross profit by service type (Data Services, Voice Services and Hotline Services). The table below should be read in conjunction with the following discussions.

Fiscal	2008		2007		2006	
	$	*% of total revenue*	*$*	*% of total revenue*	*$*	*% of total revenue*
Revenues						
Data Services	$ 194,454	19.1%	$ 182,129	17.9%	$ 196,585	27.2%
Voice Services	586,974	57.7%	611,278	60.2%	310,804	43.1%
Hotline Services	235,314	23.2%	222,903	21.9%	213,946	29.7%
Total	$1,016,742	100%	$ 1,016,310	100%	$ 721,335	100%
Gross profit						
Data Services	$ 57,747		$ 55,598		$ 57,068	
% of Data Services revenues	29.7%		30.5%		29.0%	
Voice Services	$ 195,570		$ 209,268		$ 119,556	
% of Voice Services revenues	33.3%		34.2%		38.5%	
Hotline Services	$ 113,303		$ 109,123		$ 105,726	
% of Hotline Services revenues	48.1%		49.0%		49.4%	
Total	$ 366,620	36.1%	$ 373,989	36.8%	$ 282,350	39.1%

The Company's distribution agreement with Avaya, Inc. terminated on September 8, 2007. The Company evaluated the financial impact of this event including business strategies to minimize such impact. The Company determined that this event did not have a material impact on its Fiscal 2008 operating results.

Fiscal 2008 Compared To Fiscal 2007

Total Revenues

Total revenues for Fiscal 2008 were $1,016,742, nearly equivalent to total revenues for Fiscal 2007 of $1,016,310. The Acquired Companies contributed incremental revenue of $270,683 and $304,669 for Fiscal 2008 and Fiscal 2007, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $15,413 in Fiscal 2008 relative to the U.S. dollar, total revenues would have increased 3% from $711,641 to $730,646 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2008 were $837,402, a decrease of 1% compared to revenues for Fiscal 2007 of $850,088. The Acquired Companies contributed incremental revenue of $270,683 and $304,669 for Fiscal 2008 and Fiscal 2007, respectively. The decrease in Acquired Companies contributed revenue is primarily due to expected post-merger client attrition from the NextiraOne acquisition. Excluding the effects of the acquisitions and the positive exchange rate impact of $2,593 in Fiscal 2008 relative to the U.S. dollar, North American revenues would have increased 3% from $545,419 to $564,126. The Company believes this increase is due to the success in the Company's Data, Voice and Hotline ("DVH") cross-selling initiatives.

Europe

Revenues in Europe for Fiscal 2008 were $138,927, an increase of 7% compared to revenues for Fiscal 2007 of $129,278. Excluding the positive exchange rate impact of $11,286 in Fiscal 2008 relative to the U.S. dollar, Europe revenues would have decreased 1% from $129,278 to $127,641. The Company believes the decrease is due to softer demand for its Hotline Services during the year offset in part by the success in the Company's DVH cross-selling initiatives.

All Other

Revenues for All Other for Fiscal 2008 were $40,413, an increase of 9% compared to revenues for Fiscal 2007 of $36,944. Excluding the positive exchange rate impact of $1,534 in Fiscal 2008 relative to the U.S. dollar, All Other revenues would have increased 5% from $36,892 to $38,644.

Revenue by Service Type

Data Services

Revenues from Data Services for Fiscal 2008 were $194,454, an increase of 7% compared to revenues for Fiscal 2007 of $182,129. Excluding the positive exchange rate impact of $5,727 in Fiscal 2008 relative to the U.S. dollar for its International Data Services, Data Service revenues would have increased 4% from $182,129 to $188,727. The Company believes the increase in Data Services revenues is due to the success of the Company's DVH cross-selling initiatives coupled with stable end-user markets.

Voice Services

Revenues from Voice Services for Fiscal 2008 were $586,974, a decrease of 4% compared to revenues for Fiscal 2007 of $611,278. The Acquired Companies contributed incremental revenue of $270,683 and $304,669 for Fiscal 2008 and Fiscal 2007, respectively. The decrease in Acquired Companies contributed revenue is primarily due to expected post-merger client attrition from the NextiraOne acquisition. Excluding the effects of the acquisitions, Voice Services revenues would have increased 3% from $306,609 to $316,291. The Company believes that the increase in Voice Services revenues is primarily due to the success of the Company's DVH cross-selling initiatives coupled with stable end-user markets. There was no exchange rate impact on Voice Services revenues as all of the Company's Voice Services revenues are denominated in U.S. dollars.

Hotline Services

Revenues from Hotline Services for Fiscal 2008 were $235,314, an increase of 6% compared to revenues for Fiscal 2007 of $222,903. Excluding the positive exchange rate impact of $9,686 in Fiscal 2008 relative to the U.S. dollar for its International Hotline Services, Hotline Service revenues would have increased 1% from $222,903 to $225,628. The Company believes this increase in Hotline Services revenues is primarily due to the success of the Company's DVH cross-selling initiatives and increases in web-based sales coupled with stable end-user markets.

Gross profit

Gross profit dollars for Fiscal 2008 were $366,620, a decrease of 2% compared to gross profit dollars for Fiscal 2007 of $373,989. Gross profit as a percent of revenues for Fiscal 2008 was 36.1%, a decrease of 0.7% compared to gross profit as a percentage of revenues for Fiscal 2007 of 36.8%. The Company believes the percent decrease was due primarily to the impact of lower gross profit in Voice Services driven by the acquisition of NextiraOne, several strategic investments in Voice Services and the impact of lower gross profit in Hotline Services driven by increased product costs and product mix.

Gross profit dollars for Data Services for Fiscal 2008 were $57,747, or 29.7% of revenues, compared to gross profit dollars for Fiscal 2007 of $55,598, or 30.5% of revenues. Gross profit dollars for Voice Services for Fiscal 2008 were $195,570, or 33.3% of revenues, compared to gross profit dollars for Fiscal 2007 of $209,268, or 34.2% of revenues. Gross profit dollars for Hotline Services for Fiscal 2008 were $113,303, or 48.1% of revenues, compared to gross profit dollars for Fiscal 2007 of $109,123, or 49.0% of revenues.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2008 were $275,309, a decrease of $15,046 compared to Selling, general & administrative expenses for Fiscal 2007 of $290,355. Selling, general & administrative expenses as a percent of revenue for Fiscal 2008 were 27.1% compared to 28.6% for Fiscal 2007. The decrease in Selling, general & administrative expense dollars and Selling, general & administrative expenses as a percent of revenue over the prior year was primarily due to the Company's continued effort to right-size the organization and more properly align the expense structure with anticipated revenues and changing market demand for its solutions and services and a decrease in stock-based compensation expense of $6,091 partially offset by increases in restructuring/integration costs of $6,457 and $1,524 of historical stock option granting practices investigation costs and expenses as a result of measures taken by the Company to address the application of Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended (the "Code"). See "Section 409A Remedial Measures and other potential Section 409A Payments" below.

Intangibles amortization

Intangibles amortization for Fiscal 2008 was $6,679, a decrease of $3,606 compared to Intangible amortization for Fiscal 2007 of $10,285. The decrease was primarily attributable to the amortization run-out for certain intangible assets partially offset by the finalization of purchase accounting and the addition of intangible assets from acquisitions completed subsequent to the fourth quarter of Fiscal 2007.

Operating income

Operating income for Fiscal 2008 was $84,632, or 8.3% of revenues, an increase of $11,283 compared to Operating income for Fiscal 2007 of $73,349, or 7.2% of revenues.

Interest expense, net

Net interest expense for Fiscal 2008 was $21,298, an increase of $2,891 compared to net interest expense for Fiscal 2007 of $18,407. The Company's interest-rate swap contributed losses due to the change in fair value of $4,576 and $1,734 for Fiscal 2008 and Fiscal 2007, respectively. Excluding the effect of the interest-rate swap, net interest expense would have increased $49 from $16,673 to $16,722. The weighted average outstanding debt and weighted average interest-rate remained relatively consistent at $242,418 and 6.2 %, respectively, for Fiscal 2008 compared to $253,159 and 6.2%, respectively, for Fiscal 2007.

Provision for income taxes

The tax provision for Fiscal 2008 was $24,298, an effective tax rate of 38.2%. This compares to the tax provision for Fiscal 2007 of $19,291, an effective tax rate of 35.1%. The tax rate for Fiscal 2008 was higher than Fiscal 2007 due to the expected write-off of deferred tax assets related to book stock-based compensation expense, changes in the overall mix of taxable income among worldwide offices, additional tax liabilities recorded for uncertain income tax positions as required under FIN 48 (as defined below) and the loss of the extraterritorial income deduction for federal income tax purposes. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income

As a result of the foregoing, Net income for Fiscal 2008 was $39,233, or 3.9% of revenues, compared to Net income for Fiscal 2007 of $35,609, or 3.5% of revenues.

Fiscal 2007 Compared To Fiscal 2006

Total Revenues

Total revenues for Fiscal 2007 were $1,016,310, an increase of 41% compared to total revenues for Fiscal 2006 of $721,335. The Acquired Companies contributed incremental revenue of $367,211 and $52,427 for Fiscal 2007 and Fiscal 2006, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $7,956 in Fiscal 2007 relative to the U.S. dollar, total revenues would have decreased 4% from $668,908 to $641,143 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2007 were $850,088, an increase of 51% compared to revenues for Fiscal 2006 of $564,700. The Acquired Companies contributed incremental revenue of $367,211 and $52,427 for Fiscal 2007 and Fiscal 2006, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $1,009 in Fiscal 2007 relative to the U.S. dollar, North American revenues would have decreased 6% from $512,273 to $481,868. The Company believes the decrease is due to the completion of several nonrecurring projects, offset in part by success in the Company's DVH cross-selling initiatives.

Europe

Revenues in Europe for Fiscal 2007 were $129,278, an increase of 8% compared to revenues for Fiscal 2006 of $120,051. Excluding the positive exchange rate impact of $7,078 in Fiscal 2007 relative to the U.S. dollar, Europe revenues would have increased 2% from $120,051 to $122,200. The Company believes the increase is due to the success in the Company's DVH cross-selling initiatives.

All Other

Revenues for All Other for Fiscal 2007 were $36,944, an increase of 1% compared to revenues for Fiscal 2006 of $36,584. Excluding the negative exchange rate impact of $131 in Fiscal 2007 relative to the U.S. dollar, All Other revenues would have increased 1% from $36,584 to $37,075.

Revenue by Service Type

Data Services

Revenues from Data Services for Fiscal 2007 were $182,129, a decrease of 7% compared to revenues for Fiscal 2006 of $196,585. Excluding the positive exchange rate impact of $3,351 in Fiscal 2007 relative to the U.S. dollar for its International Data Services, Data Service revenues would have decreased 9% from $196,585 to $178,778. The Company believes the decrease in Data Services revenues was due to the completion of several nonrecurring projects.

Voice Services

Revenues from Voice Services for Fiscal 2007 were $611,278, an increase of 97% compared to revenues for Fiscal 2006 of $310,804. The Acquired Companies contributed incremental revenue of $367,211 and $52,427 for Fiscal 2007 and Fiscal 2006, respectively. Excluding the effects of the acquisitions, Voice Services revenues would have decreased 6% from $258,377 to $244,067. The Company believes that this decrease in Voice Services revenues is primarily due to the completion of several nonrecurring projects and planned post-merger client attrition from the acquisition of Norstan, Inc. in the fourth quarter of Fiscal 2005. There was no exchange rate impact on Voice Services revenues as all of the Company's Voice Services revenues are denominated in U.S. dollars.

Hotline Services

Revenues from Hotline Services for Fiscal 2007 were $222,903, an increase of 4% compared to revenues for Fiscal 2006 of $213,946. Excluding the positive exchange rate impact of $4,587 in Fiscal 2007 relative to the U.S. dollar for its International Hotline Services, Hotline Service revenues would have increased 2% from $213,946 to $218,316. The Company believes this increase is primarily due to the success in the Company's DVH cross-selling initiatives.

Gross profit

Gross profit dollars for Fiscal 2007 were $373,989, an increase of 32% compared to gross profit dollars for Fiscal 2006 of $282,350. The Company believes the increase in gross profit dollars was primarily due to the acquisition of the Acquired Companies. Gross profit as a percent of revenues for Fiscal 2007 was 36.8%, a decrease of 2.3% compared to gross profit as a percentage of revenues for Fiscal 2006 of 39.1%. The Company believes the percent decrease was due primarily to the impact of lower gross profit in Voice Services driven by the acquisition of NextiraOne, partially offset by certain non-cash or non-operating expenses incurred by the Company during Fiscal 2006, including $1,543 of inventory write-ups due to acquisitions and $3,588 for the Italian Operations Adjustment (discussed above) for which there were no comparable expenses for Fiscal 2007.

Gross profit dollars for Data Services for Fiscal 2007 were $55,598, or 30.5% of revenues, compared to gross profit dollars for Fiscal 2006 of $57,068, or 29.0% of revenues. Gross profit dollars for Voice Services for Fiscal 2007 were $209,268, or 34.2% of revenues, compared to gross profit dollars for Fiscal 2006 of $119,556, or 38.5% of revenues. Gross profit dollars for Hotline Services for Fiscal 2007 were $109,123, or 49.0% of revenues, compared to gross profit dollars for Fiscal 2006 of $105,726, or 49.4% of revenues.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2007 were $290,355, an increase of $68,154 compared to Selling, general & administrative expenses for Fiscal 2006 of $222,201. The increase in Selling, general & administrative expense dollars over the prior year was due primarily to the Acquired Companies. Selling, general & administrative expense as a percent of revenue for Fiscal 2007 was 28.6% compared to 30.8% for Fiscal 2006. During Fiscal 2006, the Company incurred $3,477 for the Italian Operations Adjustment (discussed above) for which there was no comparable expense during Fiscal 2007. The remainder of the decrease in Selling, general & administrative expense as a percent of revenue was primarily due to lower Selling, general & administrative expense as a percent of revenues related to the Acquired Companies and decreases in restructuring/integration costs and non-cash stock-based compensation expense of $3,076 and $1,737, respectively, partially offset by an increase to non-cash/non-operating depreciation expense on asset write-ups due to acquisitions of $2,196.

Intangibles amortization

Intangibles amortization for Fiscal 2007 was $10,285, an increase of $5,286 compared to Intangible amortization for Fiscal 2006 of $4,999. The increase was primarily attributable to the amortization of intangible assets acquired through the purchase of the Acquired Companies.

Operating income

Operating income for Fiscal 2007 was $73,349, or 7.2% of revenues, an increase of $18,199 compared to Operating income for Fiscal 2006 of $55,150, or 7.6% of revenues.

Interest expense, net

Net interest expense for Fiscal 2007 was $18,407, an increase of $9,284 compared to net interest expense for Fiscal 2006 of $9,123. The Company's interest-rate swap, consummated during Fiscal 2007, contributed a loss due to the change in fair value of $1,734 during Fiscal 2007 and had no impact on Fiscal 2006 results. Excluding the effect of the interest-rate swap, net interest expense would have increased $7,550 from $9,123 to $16,673. The increase in interest expense is due to an increase in the weighted average outstanding debt and weighted average interest-rate from approximately $155,898 and 5.1% for Fiscal 2006, respectively, to approximately $253,129 and 6.2% for Fiscal 2007, respectively. The increase in debt relates primarily to the acquisitions of NextiraOne and NUVT during the first quarter of Fiscal 2007.

Provision for income taxes

The tax provision for Fiscal 2007 was $19,291, an effective tax rate of 35.1%. This compares to the tax provision for Fiscal 2006 of $15,221, an effective tax rate of 33.1%. The tax rate for Fiscal 2007 was higher than Fiscal 2006 due to the impact of book stock option expense and the associated tax asset and changes in the overall mix of taxable income among worldwide offices. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income

As a result of the foregoing, Net income for Fiscal 2007 was $35,609, or 3.5% of revenues, compared to Net income for Fiscal 2006 of $30,770, or 4.3% of revenues.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Net cash provided by operating activities for Fiscal 2008 was $81,121. Significant factors contributing to the source of cash were: Net income of $39,233 inclusive of non-cash charges of $17,737 and $3,217 for Intangibles amortization and depreciation expense and Stock compensation expense, respectively, as well as $4,576 for Change in fair value of interest-rate swap, and decreases in Deferred taxes of $11,693, Inventories, net of $7,829, Prepaid and other current assets of $9,369, Accounts receivable, net of allowance for doubtful accounts of $4,852, and Costs/estimated earnings in excess of billings on uncompleted contracts of $2,959. Significant factors contributing to a use of cash were: decreases in accrued expenses and restructuring reserves of $10,973 and $6,860, respectively, and a decrease in Accounts payable of $5,363. Changes in the above accounts are based on an average Fiscal 2008 exchange rate.

Net cash provided by operating activities for Fiscal 2007 was $36,636. Significant factors contributing to the source of cash were: Net income of $35,609 inclusive of non-cash charges of $22,610, $9,308 and $1,734 for Intangibles amortization and depreciation expense, Stock compensation expense and Change in fair value of interest-rate swap, respectively; a decrease in other current assets of $6,126; a decrease in accounts receivable of $19,202 inclusive of a non-cash contract adjustment of $18,400; and an increase in Billings in excess of costs/estimated earnings on uncompleted contracts of $3,304. Significant factors contributing to a use of cash were: an increase in Costs/estimated earnings in excess of billings on uncompleted contracts and Inventories, net of $13,323 and $3,595, respectively; a decrease in the short and long-term restructuring reserve of $17,913; a decrease of deferred revenue of $19,369, inclusive of a non-cash contract adjustment of $18,400; and an offset of $5,269 related to accrued acquisition costs, which have not been recognized as Investing Activities at Fiscal 2007 year-end. Changes in the above accounts are based on an average Fiscal 2007 exchange rate.

Net cash provided by operating activities for Fiscal 2006 was $51,797. Significant factors contributing to a source of cash were: Net income of $30,770, inclusive of non-cash charges of $13,930 and $11,045 for Intangibles amortization and depreciation expense and Stock compensation expense, respectively; decreases in Accounts receivable, net and Costs/estimated earnings in excess of billings on uncompleted contracts of $9,369 and $3,573, respectively; and a decrease in Inventories, net consistent with efforts to increase inventory turns. Significant factors contributing to a use of cash were: a decrease in the short and long-term restructuring reserve of $5,948; a decrease of Deferred revenue and Billings in excess of costs/estimated earnings on uncompleted contracts of $3,267; and an offset of $5,825 related to accrued acquisition costs, which have not been recognized as Investing Activities at Fiscal 2006 year-end. Changes in the above accounts are based on an average Fiscal 2006 exchange rate.

As of March 31, 2008, 2007, and 2006, the Company had Cash and cash equivalents of $26,652, $17,157 and $11,207, respectively, working capital of $134,031, $117,059 and $99,669, respectively, and a current ratio of 1.63, 1.52 and 1.76, respectively.

The Company believes that its cash provided by operating activities and availability under its credit facility will be sufficient to fund the Company's working capital requirements, capital expenditures, dividend program, potential stock repurchases, potential future acquisitions or strategic investments and other cash needs for the next 12 months.

Investing Activities

Net cash used by investing activities during Fiscal 2008 was $20,281. Significant factors contributing to a use of cash were: $3,241 for Capital expenditures, $13,713 to acquire B&C and AT&T's southeast NEC TDM business and $3,432 for holdbacks and contingent fee payments related to prior period acquisitions. See Note 9 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Net cash used by investing activities during Fiscal 2007 was $134,909. Significant factors contributing to a use of cash were: $5,886 for Capital expenditures and $127,716 to acquire NextiraOne, NUVT, NTI and ADS. *See* Note 9 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Net cash used by investing activities during Fiscal 2006 was $43,730. Significant factors contributing to a use of cash were: $4,115 for Capital expenditures and $40,682 to acquire TSM, GTC, BCI, Universal, C=WIN and CSG. See Note 9 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Financing Activities

Net cash used by financing activities during Fiscal 2008 was $48,160. Significant factors contributing to the cash outflow were $43,280 of net payments on long-term debt, $6,062 for the repurchase of the Company's common stock, par value $.001 (the "common stock") and $4,225 for the payment of dividends. Significant factors contributing to the cash inflow were $5,878 of proceeds from the exercise of stock options.

Net cash provided by financing activities during Fiscal 2007 was $104,703. Significant factors contributing to the cash inflow were $114,175 of net borrowings on long-term debt and $14,970 of proceeds from the exercise of stock options. Significant uses of cash were $20,209 for the repurchase of common stock and $4,203 for the payment of dividends.

Net cash used in financing activities during Fiscal 2006 was $7,978. Significant factors contributing to the cash outflow were $26,107 in long-term debt payments and $4,094 for the payment of dividends. Significant factors contributing to the cash inflow was $23,320 from the exercise of stock options.

Total Debt

Revolving Credit Agreement—On March 28, 2006, the Company entered into the Second Amendment to the Second Amended and Restated Credit Agreement dated January 24, 2005, as amended February 17, 2005 (collectively, the "Credit Agreement") with Citizens Bank of Pennsylvania, as agent, and a group of lenders. The Credit Agreement was scheduled to expire on March 28, 2011. Borrowings under the Credit Agreement were permitted up to a maximum amount of $310,000, which included up to $15,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement could have been increased by the Company up to an additional $90,000 with the approval of the lenders and could have been unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrued, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.75% to 1.25% (determined by a leverage ratio based on the Company's Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA")). The Credit Agreement required the Company to maintain compliance with certain non-financial and financial covenants such as minimum net worth, leverage and fixed charge coverage ratios.

On January 30, 2008, the Company entered into a Third Amended and Restated Credit Agreement dated as of January 30, 2008 (the "New Credit Agreement") with Citizens Bank of Pennsylvania, as agent, and a group of lenders. The New Credit Agreement, which replaces the Credit Agreement, expires on January 30, 2013. Borrowings under the New Credit Agreement are permitted up to a maximum amount of $350,000, which includes up to $20,000 of swing-line loans and $25,000 of letters of credit. The New Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the New Credit Agreement accrues, at the Company's option, at a rate based
on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.50% to 1.125% (determined by a leverage ratio based on the Company's consolidated EBITDA). The New Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed charge coverage ratios. As of March 31, 2008, the Company was in compliance with all financial covenants under the New Credit Agreement.

As of March 31, 2008, the Company had total debt outstanding of $197,293. Total debt was comprised of $194,470 outstanding under the New Credit Agreement, $2,261 of obligations under capital leases and $562 of various other third-party, non-employee loans. The maximum amount of debt outstanding under the New Credit Agreement, the weighted average balance outstanding under the New Credit Agreement and the weighted average interest-rate on all outstanding debt for Fiscal 2008 was $270,825, $242,418 and 6.2%, respectively, compared to $284,470, $253,129 and 6.2% and $173,535, $155,898 and 5.1%, for Fiscal 2007 and Fiscal 2006, respectively.

For Fiscal 2008, the Company decreased net borrowings under the New Credit Agreement/Credit Agreement by $42,245. For Fiscal 2007, the Company increased net borrowings under the Credit Agreement by $115,412, the proceeds of which were used to fund the acquisitions of NextiraOne, NUVT, NTI and ADS and to repurchase common stock.

Dividends

Fiscal 2008—During each quarter in Fiscal 2008, the Board declared cash dividends of $0.06 ($0.24 for Fiscal 2008) per share on all outstanding shares of the common stock at the close of business on June 29, 2007, September 28, 2007, December 28,

2007 and March 31, 2008. The dividends totaled $4,224 (including $1,050 for the fourth quarter of Fiscal 2008) and were paid on July 13, 2007, October 12, 2007, January 11, 2008 and April 14, 2008.

Fiscal 2007—During each quarter in Fiscal 2007, the Board declared cash dividends of $0.06 ($0.24 for Fiscal 2007) per share on all outstanding shares of the common stock at the close of business on June 30, 2006, September 29, 2006, December 29, 2006 and March 30, 2007. The dividends totaled $4,200 (including $1,052 for the fourth quarter of Fiscal 2007) and were paid on July 14, 2006, October 13, 2006, January 15, 2007 and April 16, 2007.

Fiscal 2006—During each quarter in Fiscal 2006, the Board declared cash dividends of $0.06 ($0.24 for Fiscal 2006) per share on all outstanding shares of the common stock at the close of business on June 30, 2005, September 30, 2005, December 30, 2005 and March 31, 2006. The dividends totaled $4,137 (including $1,055 for the fourth quarter of Fiscal 2006) and were paid on July 15, 2005, October 14, 2005, January 13, 2006 and April 14, 2006.

While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and financial condition of the Company. Under the New Credit Agreement, the Company is permitted to make any distribution or dividend or repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the New Credit Agreement) occurs or is continuing.

Repurchase of Common Stock

Fiscal 2008—During Fiscal 2008, the Company repurchased 190,084 shares of common stock for an aggregate purchase price of $6,062, or an average purchase price per share of $31.89.

Fiscal 2007—During Fiscal 2007, the Company repurchased 500,712 shares of common stock for an aggregate purchase price of $20,209, or an average purchase price per share of $40.36.

Fiscal 2006—During Fiscal 2006, the Company repurchased 565 shares of common stock for an aggregate purchase price of $27, or an average purchase price per share of $47.45.

Since the inception of the repurchase program in April 1999 through March 31, 2008, the Company has repurchased 7,626,195 shares for an aggregate purchase price of $323,095, or an average purchase price per share of $42.37. As of March 31, 2008, 873,805 shares were available under repurchase programs approved by the Board. Additional repurchases of common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. While the Company expects to continue to repurchase shares of common stock for the foreseeable future, there can be no assurance as to the timing or amount of such repurchases. Under the Company's New Credit Agreement, the Company is permitted to make any distribution or dividend or repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the New Credit Agreement) occurs or is continuing, and may not repurchase its common stock if the leverage ratio (after taking into consideration the payment made to repurchase such common stock) would exceed 2.75 to 1.0 or if the availability to borrow under the New Credit Facility would be less than $20 million.

Potential Tax Payments

In connection with the independent review by the Audit Committee of the Company's historical stock option granting practices (See the "Explanatory Note" preceding Part I, Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 for more information regarding the Audit Committee's review and related matters), the Company determined that a number of officers may have exercised options for which the application of Section 162(m) of the Code ("Section 162(m)") may apply. It is possible that these options will be treated as having been granted at less than fair market value for federal income tax purposes because the Company incorrectly applied the measurement date as defined in Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" ("APB 25"). If such options are deemed to have been granted at less than fair market value, pursuant to Section 162(m), any compensation to officers, including proceeds from options exercised in any given tax year, in excess of $1,000 will be disallowed as a deduction for tax purposes. The Company estimates that the potential tax-effected liability for any such disallowed Section 162(m) deduction would approximate $3,587, which was recorded as an expense during prior periods and is currently recorded as a current liability within Income taxes within the Company's Consolidated Balance Sheets. The Company may also incur interest and penalties if it were to incur any such tax liability, which could be material.

Section 409A Remedial Measures and Other Potential Section 409A Payments

Following the completion of the Audit Committee's independent review of the Company's historical stock option granting practices, the Company determined that certain stock option grants which were originally issued with exercise prices that were below fair market value for income tax purposes, which vested or may vest after December 31, 2004 and which remained outstanding (*i.e.*, unexercised) as of December 31, 2005, were subject to adverse income taxation under Section 409A. For purposes of this Annual Report, these below-fair market value stock option grants are referred to as "Affected Stock Option Grants." Under Section 409A, individuals who hold Affected Stock Option Grants may be subject to a 20% federal income tax and an interest penalty tax in addition to the regular income tax liability plus interest on the value of these stock option grants at the time of vesting (not exercise).

During the third quarter of Fiscal 2008, the Company conducted a tender offer to current non-officer employees subject to taxation in the United States who held Affected Stock Option Grants that afforded those employees the opportunity to avoid unfavorable tax consequences under Section 409A. The provisions of the tender offer amended each Affected Stock Option Grant to increase the original exercise price to the lower of: (i) the fair market value of the common stock on the corrected measurement date (as determined for tax purposes) or (ii) the fair market value of the common stock on the trading day immediately following the expiration of the tender offer (December 19, 2007), provided that the new exercise price was in no event lower than the original exercise price of the stock option grant. Additionally, and as part of the tender offer, the Company offered current non-officer employees the right to receive a cash payment equal to the increase, if any, in the exercise price of any Affected Stock Option Grant.

In instances where the original exercise price of a stock option grant was less than the new exercise price (as determined above), the Company increased the original exercise price to the new exercise price (an "Amended Stock Option Grant") and paid a cash bonus to the employee. The total cash bonus due to employees was $456 which was paid during January 2008. The Company accounted for the impact of the Amended Stock Option Grant as a stock option modification under Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS 123(R)"). As a result of the modification and the partial cash settlement, the Company recognized $250 of additional stock-based compensation expense due to the increase in the fair market value of these stock option grants that is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

In instances where the current exercise price of a stock option grant was greater than the new exercise price, the original stock option grant was canceled and immediately replaced with a new stock option grant under the 1992 Stock Option Plan, as amended (the "Employee Plan") that has the same terms as the canceled stock option grant, including the same exercise price per share and no loss of vesting or change to the expiration date of the stock option grant term, but with a new grant date (a "Cancellation and New Stock Option Grant"). Each Cancellation and New Stock Option Grant qualifies as a "cancellation of an award accompanied by the concurrent grant of a replacement award," as defined in SFAS 123(R), which is accounted for as a modification. Under SFAS 123(R), incremental compensation cost is measured as the excess, if any, of the fair market value of the modified award over the fair market value of the original award immediately before its terms are modified. With respect to the Cancellation and New Stock Option Grants, there were no changes to any of the terms of the original Affected Stock Option Grants. Thus, the Company recorded $0 of non-cash stock-based compensation expense for these grants.

During the fourth quarter of Fiscal 2008, the Board approved a separate offer (the "Separate Offer") for R. Terry Blakemore, a director and the current President and Chief Executive Officer ("CEO") of the Company, that was intended to remedy the tax consequences under Section 409A attributable to Affected Stock Option Grants to purchase 60,000 shares of common stock held by Mr. Blakemore. These Affected Stock Option Grants were awarded prior to Mr. Blakemore becoming an Executive Officer of the Company. The provisions of the Separate Offer were identical to the tender offer for current non-officer employees described above. The fair market value of the common stock on the trading day immediately following the expiration of the Separate Offer was lower than the original exercise price of these Affected Stock Option Grants and, as a result, the original Affected Stock Option Grants were canceled and immediately replaced with new stock option grants under the Employee Plan that had the same terms as the canceled stock option grants (the "Separate Offer Cancellation and New Stock Option Grants"). Consistent with our accounting treatment for the Cancellation and New Stock Option Grants noted above, the Company accounted for the Separate Offer Cancellation and New Stock Option Grants as modifications under SFAS 123(R). With respect to the Separate Offer Cancellation and New Stock Option Grants, there were no changes to any of the terms of Mr. Blakemore's original Affected Stock Option Grants. Thus, the Company recorded $0 of non-cash stock-based compensation expense for these grants.

With respect to certain employees who exercised Affected Stock Options Grants during calendar year 2007, the Company made a bonus payment ("Calendar 2007 bonus payment") to such employees in calendar year 2008 in an aggregate amount of $313. The Calendar 2007 bonus payment includes amounts to compensate the employee for the additional Section 409A taxes that they will be required to pay as well as an amount to gross-up such amount for the additional income and payroll taxes owed on such payments. The Calendar 2007 bonus payment is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

With respect to certain employees who exercised Affected Stock Options Grants during calendar year 2006, the Company intends to submit a cash payment ("Calendar 2006 cash payment") directly to the Internal Revenue Service in an aggregate amount of $726. The Calendar 2006 cash payment includes any applicable Section 409A additional taxes as well as an amount to gross up such amount for the additional income and payroll taxes owed on such payments. The Calendar 2006 cash payment is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income and in Accrued compensation and benefits within the Company's Consolidated Balance Sheets as of and for the period ending March 31, 2008.

Expenses Incurred by the Company

The Company has incurred significant expenses, in excess of its insurance deductible of $500, in Fiscal 2007 and Fiscal 2008, and expects to continue to incur additional expenses during Fiscal 2009, in relation to (i) the Audit Committee's review of the Company's historical stock option granting practices and related accounting for stock option grants, (ii) the informal inquiry and formal order of investigation by the SEC regarding the Company's past stock option granting practices, (iii) the previously-disclosed derivative action relating to the Company's historical stock option granting practices filed against the Company as a nominal defendant and certain of the Company's current and former directors and officers, as to whom it may have indemnification obligations and (iv) related matters. As of March 31, 2008, the total amount of such fees is approximately $6,021, of which $4,065 has been paid by the insurance company. The insurance policy limit under which such payments have been made is $5,000. The Company expensed $1,221 and $542 in Fiscal 2008 and Fiscal 2007, respectively. The amount of expenses that the Company could incur in the future with respect to these matters that are not covered by insurance could be material.

Contractual Obligations

The Company has various contractual obligations and commitments to make future payments including debt agreements, operating and capital lease obligations and discounted lease rental commitments.

The following table summarizes significant contractual obligations and commitments of the Company as of March 31, 2008. Except as set forth in the following table, the Company does not have any material long-term purchase obligations or other long-term liabilities that are reflected on its balance sheet as of March 31, 2008:

Payments Due by Period	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years	Total
Long-term debt obligations	$ —	$ —	$ 194,470	$ —	$ 194,470
Interest expense on long-term debt	8,971	17,943	16,443	—	43,357
Capital lease obligations	872	1,148	241	—	2,261
Operating lease obligations	24,020	26,354	9,652	2,860	62,886
Total contractual obligations	$ 33,863	$ 45,445	$ 220,806	$ 2,860	$ 302,974

The estimated interest expense payments on long-term debt reflected in the table above are based on both the amount outstanding under the credit facility and the weighted average interest-rate in effect as of March 31, 2008.

As of March 31, 2008, the Company had commercial commitments of $5,234, which are generally due within the next twelve months.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed above, that are material to investors.

Inflation

The overall effects of inflation on the Company have been nominal. Although long-term inflation rates are difficult to predict, the Company continues to strive to minimize the effect of inflation through improved productivity and cost reduction programs as well as price adjustments within the constraints of market competition.

Legal Proceedings

Please also see the matters discussed under the captions "Regulatory Matters" and "Litigation Matters" in Note 16 of the Notes to the Consolidated Financial Statements, which information is incorporated herein by reference.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that may affect the reported financial condition and results of operations should actual results differ. The Company bases its estimates and assumptions on the best available information and believes them to be reasonable for the circumstances. The Company's significant accounting policies are described in Note 2 of the Notes to the Consolidated Financial Statements. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for doubtful accounts receivable

The Company records an allowance for doubtful accounts receivable as an offset to accounts receivable in order to present a net balance the Company believes will be collected. This allowance is based on both recent trends of certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends of the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. If the estimate of uncollectible accounts receivable should prove inaccurate at some future date, the results of operations for the period could be materially affected by any necessary correction to the allowance for doubtful accounts.

Inventories

The Company's inventory is valued at the lower of cost or market value and has been reduced by an allowance for excess and obsolete inventories. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. If actual market conditions are less favorable than those projected by management at some future date, the results of operations for the period could be materially affected by any necessary correction to the inventory reserve.

Deferred Income Taxes

The Company records deferred income tax assets and liabilities in its Consolidated Balance Sheets related to events that impact the Company's financial statements and tax returns in different periods. Deferred tax asset and liability balances are computed by identifying differences between the book basis and tax basis of assets and liabilities ("temporary differences") which are multiplied by the current tax rate. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. If the Company's estimate of the realizable deferred tax assets should prove inaccurate at some future date, the results of operations for the period could be materially affected by any necessary correction to the deferred tax asset allowance.

Long-Lived Assets other than Goodwill

The Company reviews long-lived assets, including property, plant, equipment and indefinite/definite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of long-lived assets have been identified during any of the periods presented.

Goodwill

The Company's Goodwill is subject to, at a minimum, an annual impairment assessment of its carrying value. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Estimated fair values of the reporting units are estimated using an earnings model and a discounted cash flow valuation model. The discounted cash flow model incorporates the Company's estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and management's judgment regarding the applicable discount rates used to discount those estimated cash flows. If the Company's estimates and assumptions used in the discounted cash flow valuation model should prove inaccurate at some future date, the results of operations for the period could be materially affected by an impairment of goodwill. No impairment of goodwill has been identified during any of the periods presented.

Loss Contingencies

The Company incurs contingencies as a normal part of its business operations, such as future warranty obligations and potential liabilities relating to legal or regulatory matters. The Company accrues for contingent obligations when a loss is probable and the amount can be reasonably estimated.

Restructuring Costs

The Company accrues the cost of restructuring activities in accordance with the appropriate accounting guidance depending upon the facts and circumstances surrounding the situation. The Company exercises its judgment in estimating the total costs of each of these activities. As these activities are implemented, the actual costs may differ from the estimated costs due to changes in the facts and circumstances that were not foreseen at the time of the initial cost accrual.

Revenue Recognition

Within the Company's Hotline Services service type, revenues are recognized when title to products sold passes to the customer, which generally occurs upon shipment from the Company's location.

Within the Company's Data Services and Voice Services service types, revenues are recognized from maintenance service contracts, moves, adds and changes and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Impact of Recently Issued Accounting Pronouncements

Stock-Based Compensation

In December, 2004, the Financial Accounting Standards Board (the "FASB") issued SFAS 123(R) and, on April 1, 2006, the Company adopted the provisions of SFAS 123(R). Prior to the adoption of SFAS 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, "*Accounting for Stock-Based Compensation.*" Under the intrinsic value method, no stock-based compensation expense related to stock options was required to be recognized if the exercise price of the Company's stock options granted to employees and directors was equal to or greater than the fair market value of the underlying stock on the measurement date. The Company adopted the provisions of SFAS 123(R) using the modified prospective transition method which requires compensation cost to be recognized for all share-based payments granted after the date of adoption and for all unvested awards existing on the date of adoption. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods were not retroactively adjusted to reflect, and do not include, the impact of SFAS 123(R). However, the modified prospective transition method does require the Company to provide pro-forma disclosure of specific income statement line items for periods prior to the adoption of SFAS 123(R) as if the fair-value-based method had been applied to all awards. *See* Note 13 of the Notes to the Consolidated Financial Statements.

Tax Effects of Share-Based Payment Awards

On November 10, 2005, the FASB issued Staff Position No. SFAS 123(R)-3, "*Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*" ("SFAS 123(R)-3"). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). The Company elected this transition method for calculating tax effects of share-based payment awards.

Uncertainty in Income Taxes

In July, 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). FIN 48 requires that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, FIN 48 prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. FIN 48 also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The Company adopted FIN 48 on April 1, 2007. The adoption of FIN 48 resulted in a decrease to beginning retained earnings of $5,110 representing the cumulative effect adjustment. *See* Note 2 and Note 12 of the Notes to the Consolidated Financial Statements.

Fair Value Measurements

In September, 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for the Company beginning on April 1, 2008. In February, 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-1, "*Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,*" which removes certain leasing transactions from the scope of SFAS 157, and FSP SFAS 157-2, "*Effective Date of FASB Statement No. 157,*" which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is evaluating the impact of the adoption of SFAS 157 on its consolidated financial statements.

Defined Benefit Pension and Other Postretirement Plans

On April 30, 2006, the Company acquired NextiraOne, which is a sponsor of a non-contributory defined benefit plan (the "CWA Plan") for the Communication Workers of America Local 1109 ("CWA 1109"). Benefits from the CWA Plan are based upon years of service and rates negotiated by the Company and CWA 1109. Pension costs are funded to satisfy minimum requirements prescribed by the Employee Retirement Income Security Act of 1974.

In September, 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" ("SFAS 158") that would amend SFAS No. 87, "*Employers' Accounting for Pensions,*" SFAS No. 88, "*Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,*" SFAS No. 106, "*Employers' Accounting for Postretirement Benefits Other Than Pensions*" and SFAS No. 132 (Revised 2003), "*Employers' Disclosures about Pensions and Other Postretirement Benefits.*" This standard requires, among other things, companies to recognize on the balance sheet the funded or unfunded status of pension and other postretirement benefit plans and to recognize the change in funded status in the period the change occurs through comprehensive income. The Company adopted SFAS 158 as of March 31, 2007.

Fiscal 2007 financial impact: The adoption of SFAS 158 had no impact on the Company's Consolidated Statements of Income on the date of adoption. However, the Company did record, as of March 31, 2007, a liability of $3,452 representing the unfunded portion of the CWA Plan included in Other liabilities within the Company's Consolidated Balance Sheets and an unrecognized gain of $2,717 ($1,670 net of tax) included in Accumulated other comprehensive income ("AOCI") within the Company's Consolidated Balance Sheets.

Fiscal 2008 financial impact: As of March 31, 2008, the unfunded portion of the CWA Plan was $5,909 and is included in Other liabilities within the Company's Consolidated Balance Sheets. The Company recorded an unrecognized loss of $3,488 ($2,135 net of tax) included in AOCI within the Company's Consolidated Balance Sheets and Comprehensive income due primarily to a decrease in value for the CWA Plan assets. The Company made contributions of $1,000 to the CWA Plan during Fiscal 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February, 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115*" ("SFAS 159"). SFAS 159 permits an entity to elect to measure eligible items at fair value ("fair value option") including many financial instruments. The provisions of SFAS 159 are effective for the Company as of April 1, 2008. If the fair value option is elected, the Company would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. The fair value option may be applied for a single eligible item without electing it for other identical items, with certain exceptions, and must be applied to the entire eligible item and not to a portion of the eligible item. The Company did not elect the fair value option on April 1, 2008.

Definition of Settlement in FIN 48

In May, 2007, the FASB issued staff position No. FIN 48-1, "*Definition of Settlement in FASB Interpretation No. 48*" ("FSP FIN 48-1") which amended FIN 48 to provide guidance about how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under FSP FIN 48-1, a tax position could be effectively settled on completion of an examination by a taxing authority. The Company adopted FSP FIN 48-1 in conjunction with adoption of FIN 48 as of April 1, 2007. The adoption of FSP FIN 48-1 did not have a material impact on the Company's consolidated financial statements.

Business Combinations

In December, 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) requires, among other things, that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is effective for the Company as of April 1, 2009. The Company is evaluating the impact of the adoption of SFAS 141(R) on its consolidated financial statements.

Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements-an Amendment to Accounting Research Bulletin No. 51*" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The provisions of SFAS 160 are effective for the Company as of April 1, 2009. The Company believes the adoption of SFAS 160 will not have a material impact on the Company's consolidated financial statements.

Derivative Disclosures

In March, 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities*" ("SFAS 161"). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS 161 is effective for the Company beginning on April 1, 2009. The Company is evaluating the impact of the adoption of SFAS 161 on its consolidated financial statements.

Cautionary Forward Looking Statements

When included in this Annual Report or in documents incorporated herein by reference, the words "expects," "intends," "anticipates," "believes," "estimates" and analogous expressions are intended to identify forward-looking statements. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, the final outcome of the review of the Company's stock option granting practices, including the related SEC investigation, shareholder derivative lawsuit, tax matters and insurance/indemnification matters, and the impact of any actions that may be required or taken as a result of such review, SEC investigation, shareholder derivative lawsuit, tax matters or insurance/indemnification matters, levels of business activity and operating expenses, expenses relating to corporate compliance requirements, cash flows, global economic and business conditions, successful integration of acquisitions, including the NextiraOne business, the timing and costs of restructuring programs, successful marketing of DVH services, successful implementation of the Company's M&A program, including identifying appropriate targets, consummating transactions and successfully integrating the businesses, competition, changes in foreign, political and economic conditions, fluctuating foreign currencies compared to the U.S. dollar, rapid changes in technologies, client preferences, the Company's arrangements with suppliers of voice equipment and technology and various other matters, many of which are beyond the Company's control. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and speak only as of the date of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks in the ordinary course of business that include interest-rate volatility and foreign currency exchange rates volatility. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest-rates or foreign currency exchange rates over the next year. The Company does not hold or issue any other financial derivative instruments (other than those specifically noted below) nor does it engage in speculative trading of financial derivatives.

Interest-rate Risk

The Company's primary interest-rate risk relates to its long-term debt obligations. As of March 31, 2008, the Company had total long-term obligations of $194,470 under the New Credit Agreement. Of the outstanding debt, $100,000 was in variable rate debt that was effectively converted to a fixed rate through an interest-rate swap agreement during Fiscal 2007 and $94,470 was in variable rate obligations. As of March 31, 2008, an instantaneous 100 basis point increase in the interest-rate of the variable rate debt would reduce the Company's net income in the subsequent fiscal year by $932 ($576 net of tax) assuming the Company employed no intervention strategies.

To mitigate the risk of interest-rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest-rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest-rate volatility. The Company's goal is to manage interest-rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest-rates.

On July 26, 2006, the Company entered into an interest-rate swap which has been used to effectively convert a portion of the Company's variable rate debt to fixed rate. The interest-rate swap has a notional value of $100,000 reducing to $50,000 after three years and does not qualify for hedge accounting. Changes in the fair market value of the interest-rate swap are recorded as an asset or liability within the Company's Consolidated Balance Sheets and Interest expense (income) within the Company's Consolidated Statements of Income.

Foreign Exchange Rate Risk

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency forward contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency forward contracts have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in AOCI until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Income. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Income.

As of March 31, 2008, the Company had open foreign exchange contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, Pounds sterling, Swedish krona, Swiss francs and Japanese yen. The open contracts have contract rates ranging from 1.1181 to 1.1612 Australian dollar, 0.9989 to 1.0175 Canadian dollar, 4.7970 to 5.0120 Danish krone, 0.6311 to 0.7407 Euro, 11.0853 to 11.1098 Mexican peso, 5.3190 to 5.6718 Norwegian kroner, 0.4899 to 0.5126 Pounds sterling, 6.0760 to 6.5508 Swedish krona, 1.0178 to 1.1930 Swiss franc and 105.47 to 110.10 Japanese yen, all per U.S. dollar. The total open contracts had a notional amount of approximately $64,166, have a fair value of $67,345 and will expire within twelve months.

Report of Independent Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Black Box Corporation

Lawrence, Pennsylvania

We have audited the accompanying consolidated balance sheets of Black Box Corporation as of March 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2008. In connection with our audits of the financial statements, we have also audited Schedule II–Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Black Box Corporation as of March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As disclosed in the consolidated financial statements, effective April 1, 2006, the Company adopted the fair value method of accounting provisions of Statement of Financial Accounting Standard No. 123 (revised 2004), "Share Based Payment." In addition, effective April 1, 2007, the Company changed its method of accounting for uncertain tax positions to conform to FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Black Box Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 27, 2008 expressed an unqualified opinion thereon.

BDO Seidman, LLP

BDO Seidman, LLP

Chicago, Illinois
May 27, 2008

Consolidated Statements of Income

In thousands, except per share amounts

Year Ended March 31,	2008	2007	2006
Revenues			
Hotline products	$ 235,314	$ 222,903	$ 213,946
On-Site services	781,428	793,407	507,389
Total	1,016,742	1,016,310	721,335
Cost of sales			
Hotline products	122,011	113,780	108,220
On-Site services	528,111	528,541	330,765
Total	650,122	642,321	438,985
Gross profit	**366,620**	**373,989**	**282,350**
Selling, general & administrative expenses	275,309	290,355	222,201
Intangibles amortization	6,679	10,285	4,999
Operating income	**84,632**	**73,349**	**55,150**
Interest expense (income), net	21,298	18,407	9,123
Other expense (income), net	(197)	42	36
Income before provision for income taxes	63,531	54,900	45,991
Provision for income taxes	24,298	19,291	15,221
Net income	**$ 39,233**	**$ 35,609**	**$ 30,770**
Earnings per common share			
Basic	$ 2.23	$ 2.03	$ 1.79
Diluted	$ 2.22	$ 2.00	$ 1.75
Weighted average common shares outstanding			
Basic	17,605	17,512	17,164
Diluted	17,653	17,808	17,544
Dividends per share	$ 0.24	$ 0.24	$ 0.24

See Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

In thousands, except par value

March 31,	2008	2007
Assets		
Cash and cash equivalents	$ 26,652	$ 17,157
Accounts receivable, net of allowance for doubtful accounts of $12,612 and $14,253	162,289	161,733
Inventories, net	67,537	72,807
Costs/estimated earnings in excess of billings on uncompleted contracts	58,611	61,001
Prepaid and other current assets	31,529	31,057
Total current assets	**346,618**	**343,755**
Property, plant and equipment, net	32,822	39,051
Goodwill	586,856	568,647
Intangibles:		
Customer relationships, net	67,331	68,016
Other intangibles, net	32,524	33,258
Other assets	7,700	37,364
Total assets	**$1,073,851**	**$1,090,091**
Liabilities		
Accounts payable	$ 71,670	$ 74,727
Accrued compensation and benefits	22,654	21,811
Deferred revenue	37,467	35,630
Billings in excess of costs/estimated earnings on uncompleted contracts	19,946	19,027
Income taxes	13,810	13,430
Other liabilities	47,040	62,071
Total current liabilities	**212,587**	**226,696**
Long-term debt	195,904	238,194
Other liabilities	25,086	25,505
Total liabilities	**433,577**	**490,395**
Stockholders' equity		
Preferred stock authorized 5,000, par value $1.00, none issued	—	—
Common stock authorized 100,000, par value $.001, 17,516 and 17,527 shares issued and outstanding	25	25
Additional paid-in capital	443,380	441,283
Retained earnings	479,921	450,022
Accumulated other comprehensive income	40,043	25,399
Treasury stock, at cost 7,626 and 7,436 shares	(323,095)	(317,033)
Total stockholders' equity	**640,274**	**599,696**
Total liabilities and stockholders' equity	**$1,073,851**	**$1,090,091**

See Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

	Common Stock				Accumulated Other Comprehensive Income				
In thousands, except share amounts	Shares	($.001 par)	Additional Paid-in Capital	Treasury Stock	Foreign Currency Translation	Derivative Instruments	Defined Benefit Pension	Retained Earnings	Total
Balance at March 31, 2005	**23,775**	**$ 24**	**$ 383,529**	**$(296,797)**	**$ 22,405**	**$ 147**	**$ —**	**$ 391,980**	**$ 501,288**
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	30,770	30,770
Foreign currency translation adjustment	—	—	—	—	(10,511)	—	—	—	(10,511)
Net change in fair value of cash flow hedging instruments	—	—	—	—	—	1,142	—	—	1,142
Amounts reclassified into results of operations	—	—	—	—	—	(147)	—	—	(147)
Comprehensive income:									21,254
Stock compensation expense	—	—	11,045	—	—	—	—	—	11,045
Dividends declared	—	—	—	—	—	—	—	(4,137)	(4,137)
Repurchases of common stock	—	—	—	(27)	—	—	—	—	(27)
Exercise of options, net of tax	753	1	23,320	—	—	—	—	—	23,321
Tax impact from stock options	—	—	247	—	—	—	—	—	247
Balance at March 31, 2006	**24,528**	**$ 25**	**$ 418,141**	**$ (296,824)**	**$ 11,894**	**$ 1,142**	**$ —**	**$ 418,613**	**$ 552,991**
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	35,609	35,609
Foreign currency translation adjustment	—	—	—	—	11,458	—	—	—	11,458
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	(111)	—	—	(111)
Amounts reclassified into results of operations	—	—	—	—	—	(654)	—	—	(654)
Comprehensive income:									46,302
Adjustment to initially apply SFAS No. 158 (net of tax)	—	—	—	—	—	—	1,670	—	1,670
Stock compensation expense	—	—	9,308	—	—	—	—	—	9,308
Dividends declared	—	—	—	—	—	—	—	(4,200)	(4,200)
Repurchases of common stock	—	—	—	(20,209)	—	—	—	—	(20,209)
Exercise of options, net of tax	435	—	14,970	—	—	—	—	—	14,970
Tax impact from stock options	—	—	(1,136)	—	—	—	—	—	(1,136)
Balance at March 31, 2007	**24,963**	**$ 25**	**$ 441,283**	**$ (317,033)**	**$ 23,352**	**$ 377**	**$ 1,670**	**$ 450,022**	**$ 599,696**
Cumulative effect related to adoption of FIN 48								(5,110)	(5,110)
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	39,233	39,233
Foreign currency translation adjustment	—	—	—	—	17,231	—	—	—	17,231
Pension:									
Unrealized gain (loss)	—	—	—	—	—	—	(2,135)	—	(2,135)
Amounts reclassified into results of operations	—	—	—	—	—	—	(9)	—	(9)
Derivative Instruments:									
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	(262)	—	—	(262)
Amounts reclassified into results of operations	—	—	—	—	—	(181)	—	—	(181)
Comprehensive income:									53,877
Stock compensation expense	—	—	3,217	—	—	—	—	—	3,217
Dividends declared	—	—	—	—	—	—	—	(4,224)	(4,224)
Repurchases of common stock	—	—	—	(6,062)	—	—	—	—	(6,062)
Exercise of options, net of tax	179	—	5,878	—	—	—	—	—	5,878
Tax impact from stock options	—	—	(6,792)	—	—	—	—	—	(6,792)
Other	—	—	(206)	—	—	—	—	—	(206)
Balance at March 31, 2008	**25,142**	**$ 25**	**$ 443,380**	**$ (323,095)**	**$ 40,583**	**$ (66)**	**$ (474)**	**$ 479,921**	**$ 640,274**

See Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

In thousands

Year Ended March 31,	2008	2007	2006
Operating Activities			
Net income	$ 39,233	$ 35,609	$ 30,770
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Intangibles amortization and depreciation	17,737	22,610	13,930
Loss on sale of property	462	—	—
Deferred taxes	4,901	(1,266)	(1,222)
Tax impact from stock options	6,792	1,136	(247)
Stock compensation expense	3,217	9,308	11,045
Change in fair value of interest-rate swap	4,576	1,734	—
Changes in operating assets and liabilities (net of acquisitions):			
Accounts receivable, net	4,852	19,202	9,369
Inventories, net	7,829	(3,595)	5,000
All other current assets excluding deferred tax asset	12,328	3,349	2,799
Liabilities exclusive of long-term debt	(20,806)	(51,451)	(19,647)
Net cash provided by (used for) operating activities	**$ 81,121**	**$ 36,636**	**$ 51,797**
Investing Activities			
Capital expenditures	$ (3,241)	$ (5,886)	$ (4,115)
Capital disposals	105	1,017	1,445
Acquisition of businesses (payments)/recoveries	(13,713)	(127,716)	(40,682)
Prior merger-related (payments)/recoveries	(3,432)	(2,324)	(378)
Net cash provided by (used for) investing activities	**$ (20,281)**	**$ (134,909)**	**$ (43,730)**
Financing Activities			
Proceeds from borrowings	$ 196,750	$ 354,254	$ 192,882
Repayment of borrowings	(240,030)	(240,079)	(218,989)
Deferred financing costs	(471)	—	(180)
Repayments on discounted lease rentals	—	(30)	(890)
Proceeds from the exercise of options	5,878	14,970	23,320
Payment of dividends	(4,225)	(4,203)	(4,094)
Purchase of Treasury stock	(6,062)	(20,209)	(27)
Net cash provided by (used for) financing activities	**$ (48,160)**	**$ 104,703**	**$ (7,978)**
Foreign currency exchange impact on cash	$ (3,185)	$ (480)	$ (474)
Increase/(decrease) in cash and cash equivalents	**$ 9,495**	**$ 5,950**	**$ (385)**
Cash and cash equivalents at beginning of period	$ 17,157	$ 11,207	$ 11,592
Cash and cash equivalents at end of period	$ 26,652	$ 17,157	$ 11,207
Supplemental Cash Flow:			
Cash paid for interest	$ 17,141	$ 15,333	$ 8,336
Cash paid for income taxes	11,041	16,877	17,223
Non-cash financing activities:			
Dividends payable	1,050	1,052	1,055
Capital leases	863	915	1,214

See Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1: Business and Basis of Presentation

Black Box Corporation ("Black Box," "we," the "Company" or "our") is the world's largest dedicated network infrastructure services provider. Black Box offers one-source network infrastructure services for communication systems. The Company's service offerings include design, installation, integration, monitoring and maintenance of voice, data and integrated communication systems. The Company's primary service offering is voice solutions, while providing premise cabling and other data-related services and products. The Company provides 24/7/365 technical support for all of its solutions which encompasses all major voice and data manufacturers as well as 118,000 network infrastructure products ("Hotline products") that it sells through its catalog and Internet Web site (such catalog and Internet Web site business, together with technical support for such business, being referred to as "Hotline Services") and its Voice Services and Data Services (collectively referred to as "On-Site services") offices. With more than 3,000 professional technical experts and 187 offices (as of March 31, 2008), Black Box serves more than 175,000 clients in 141 countries throughout the world. Founded in 1976, Black Box, a Delaware corporation, operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

References herein to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All references to dollar amounts herein are presented in thousands, except per share amounts, unless otherwise noted.

The consolidated financial statements include the accounts of the parent company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Allowance for doubtful accounts receivable

An allowance for doubtful accounts is recorded as an offset to accounts receivable in order to present a net balance the Company believes will be collected. This allowance is based on both recent trends of certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends of the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. Additions to the allowance for doubtful accounts are charged to Selling, general & administrative expense within the Company's Consolidated Statement of Income, and deductions from the allowance are recorded when specific accounts receivable are written off as uncollectible.

Inventories

Inventories are valued at the lower of cost or market. The Company uses the first-in, first-out average cost method to value the majority of its inventory. However, several locations within the Company use other valuation methods, including first-in, first-out ("FIFO") and actual current costs. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve is relieved to ensure the cost basis of the inventory reflects any reductions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments, which substantially extend the useful life of the property, are capitalized at cost. Upon sale or other disposition of assets, the costs and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in income.

Depreciation is computed using the straight-line method based on the estimated useful lives of 30 to 40 years for buildings and improvements and 3 to 5 years for machinery and equipment. Leasehold improvements are depreciated over their lease terms, or useful lives, if shorter. The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairment of property, plant and equipment has been identified during any of the periods presented.

Goodwill

Goodwill is the excess of purchase price over the value of net assets acquired in acquisitions. Goodwill is subject to, at a minimum, an annual impairment assessment of its carrying value. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Estimated fair values of the reporting units are estimated using an earnings model and a discounted cash flow valuation model. The discounted cash flow model incorporates the Company's estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and management's judgment regarding the applicable discount rates used to discount those estimated cash flows. No impairment of goodwill has been identified during any of the periods presented.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years for non-compete agreements, one year for backlog and 8 to 20 years for customer relationships. Indefinite-lived intangible assets not subject to amortization consist solely of the Company's trademark portfolio also obtained through acquisitions. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of intangible assets have been identified during any of the periods presented.

Derivative Instruments and Hedging Activities

Foreign Currency Forward Contract

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency forward contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency forward contracts have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated other comprehensive income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Income. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Income.

Interest-rate Swap

To mitigate the risk of interest-rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest-rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest-rate volatility. The Company's goal is to manage interest-rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest-rates. The Company's interest-rate swap does not meet the requirements for hedge accounting and is marked to market through Interest expense (income) within the Company's Consolidated Statement of Income.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, except those subsidiaries in Brazil and Mexico, are recorded in the local currency, which is the functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at the rate of exchange existing at the year-end date. Revenues and expenses are translated at the average monthly exchange rates. Adjustments resulting from these translations are recorded in AOCI within the Company's Consolidated Balance Sheets and will be included in income upon sale or liquidation of the foreign investment. Gains and losses from foreign currency transactions, denominated in a currency other than the functional currency, are recorded in Other expenses (income) within the Company's Consolidated Statements of Income. The U.S. dollar is the functional currency for those subsidiaries located in Brazil and Mexico.

Revenue

Within the Company's Hotline Services service type, revenues are recognized when title to products sold passes to the customer, which generally occurs upon shipment from the Company's location.

Within the Company's Data Services and Voice Services service types, revenues are recognized from maintenance service contracts, moves, adds and changes and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Sales returns—At the time of sale, an estimate for sales returns is recorded based on historical experience.

Warranties—Estimated future warranty costs related to certain products are charged to operations in the period the related revenue is recognized based on historical experience.

Shipping and handling fees and costs—All fees billed to clients for shipping and handling are classified as a component of Net Revenues. All costs associated with shipping and handling are classified as a component of Cost of sales.

Sales tax and other tax presentation—Sales taxes and other taxes are collected from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in net sales and operating revenues or cost of sales.

Stock-Based Compensation

On April 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "*Share-Based Payment*" ("SFAS 123(R)") using the modified prospective transition method. SFAS 123(R) requires the measurement and recognition of compensation expense for all stock-based awards to employees and directors based on estimated fair values. The estimated fair value is recognized in the Company's financial statements on a straight-line basis over the vesting period of the award. Upon adoption of SFAS 123(R), the Company began using the Black-Scholes option pricing model as the method of valuation for the Company's stock options. The model requires the use of various assumptions which are summarized as follows:

Expected volatility: The Company estimates the volatility of its common stock, par value $.001 per share (the "common stock"), at the date of grant based on the historical volatility of its common stock.

Dividend yield: The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Risk-free interest-rate: The Company derives its risk-free interest-rate on the observed interest-rates appropriate for the term of the Company's employee stock options.

Annual forfeiture rate and expected holding period: The Company estimates the annual forfeiture rate and expected holding period based on historical experience.

Amortization period: The Company recognizes the fair value of awards into expense over the requisite service periods associated with the award.

Marketing and Advertising Expenses

Catalogs and other direct marketing pieces are capitalized and amortized over their expected period of future benefit ranging from 1 to 2 years, which is recorded in Prepaid and other current assets within the Company's Consolidated Balance Sheets. All other advertising costs are expensed as incurred.

Advertising expense was $9,320, $9,120 and $9,414 for Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively, and is recorded in Selling, general & administrative expenses within the Company's Consolidated Statements of Income.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

The Company requires that the realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The benefit to be recorded in the financial statements is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company includes interest and penalties related to uncertain tax positions within the Provision for income taxes within the Company's Consolidated Statements of Income.

Earnings per common Share

Basic earnings per common share ("basic EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share ("diluted EPS") is computed similarly to that of basic EPS, except that the weighted-average number of common shares outstanding during the period is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Fair Value of Financial Instruments

The carrying amount of certain of the Company's financial instruments, including Accounts receivable, Accounts payable and Long-term debt, approximates fair value due to the relatively short maturity of such instruments. The carrying amounts of the Company's derivative financial instruments are recorded at fair value in accordance with SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS 133").

Recent Accounting Pronouncements

Stock-Based Compensation

In December, 2004, the Financial Accounting Standards Board (the "FASB") issued SFAS 123(R) and, on April 1, 2006, the

Company adopted the provisions of SFAS 123(R). Prior to the adoption of SFAS 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" ("APB 25") as allowed under SFAS No. 123, "*Accounting for Stock-Based Compensation*". Under the intrinsic value method, no stock-based compensation expense related to stock options was required to be recognized if the exercise price of the Company's stock options granted to employees and directors was equal to or greater than the fair market value of the underlying stock on the measurement date. The Company adopted the provisions of SFAS 123(R) using the modified prospective transition method which requires compensation cost to be recognized for all share-based payments granted after the date of adoption and for all unvested awards existing on the date of adoption. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods were not retroactively adjusted to reflect, and do not include, the impact of SFAS 123(R). However, the modified prospective transition method does require the Company to provide pro-forma disclosure of specific income statement line items for periods prior to the adoption of SFAS 123(R) as if the fair-value-based method had been applied to all awards. *See* Note 13.

Tax Effects of Share-Based Payment Awards

On November 10, 2005, the FASB issued Staff Position No. SFAS 123(R)-3, "*Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*" ("SFAS 123(R)-3"). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). The company has elected this transition method for calculating tax effects of share-based payment awards.

Uncertainty in Income Taxes

In July, 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). FIN 48 requires that realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, FIN 48 prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. FIN 48 also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The Company adopted FIN 48 on April 1, 2007. The adoption of FIN 48 resulted in a decrease to beginning retained earnings of $5,110 representing the cumulative effect adjustment. *See* "Significant Accounting Policies" within this Note 2 and Note 12 for further reference.

Fair Value Measurements

In September, 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for the Company beginning on April 1, 2008. In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-1, "*Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*," which removes certain leasing transactions from the scope of SFAS 157, and FSP SFAS 157-2, "*Effective Date of FASB Statement No. 157*," which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is evaluating the impact of the adoption of SFAS 157 on its consolidated financial statements.

Defined Benefit Pension and Other Postretirement Plans

On April 30, 2006, the Company acquired the USA Commercial and Government and Canadian operations of NextiraOne, LLC ("NextiraOne"), which is a sponsor of a non-contributory defined benefit plan (the "CWA Plan") for the Communication Workers of America Local 1109 ("CWA 1109"). Benefits from the CWA Plan are based upon years of service and rates negotiated by the Company and CWA 1109. Pension costs are funded to satisfy minimum requirements prescribed by the Employee Retirement Income Security Act of 1974.

In September, 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" ("SFAS 158") that would amend SFAS No. 87, "*Employers' Accounting for Pensions*," SFAS No. 88, "*Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*," SFAS No. 106, "*Employers' Accounting for Postretirement Benefits Other Than Pensions*" and SFAS No. 132 (Revised 2003), "*Employers' Disclosures about Pensions and Other Postretirement Benefits.*" This standard requires, among other things, companies to recognize on the balance sheet the funded or unfunded status of pension and other postretirement benefit plans and to recognize the change in funded status in the period the change occurs through comprehensive income. The Company adopted SFAS 158 as of March 31, 2007.

Fiscal 2007 financial impact: The adoption of SFAS 158 had no impact on the Company's Consolidated Statements of Income on the date of adoption. However, the Company did record, as of March 31, 2007, a liability of $3,452 representing the unfunded portion of the CWA Plan included in Other liabilities within the Company's Consolidated Balance Sheets and an unrecognized gain of $2,717 ($1,670 net of tax) included in AOCI within the Company's Consolidated Balance Sheets.

Fiscal 2008 financial impact: As of March 31, 2008, the unfunded portion of the CWA Plan was $5,909 and is included in Other liabilities within the Company's Consolidated Balance Sheets. The Company recorded an unrecognized loss of $3,488 ($2,135 net of tax) included in AOCI within the Company's Consolidated Balance Sheets and Comprehensive income due primarily to a decrease in value for the CWA Plan assets. The Company made contributions of $1,000 during Fiscal 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February, 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115"* ("SFAS 159"). SFAS 159 permits an entity to elect to measure eligible items at fair value ("fair value option") including many financial instruments. The provisions of SFAS 159 are effective for the Company as of April 1, 2008. If the fair value option is elected, the Company would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. The fair value option may be applied for a single eligible item without electing it for other identical items, with certain exceptions, and must be applied to the entire eligible item and not to a portion of the eligible item. The Company did not elect the fair value option on April 1, 2008.

Definition of Settlement in FIN 48

In May, 2007, the FASB issued staff position No. FIN 48-1, *"Definition of Settlement in FASB Interpretation No. 48"* ("FSP FIN 48-1") which amended FIN 48 to provide guidance about how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under FSP FIN 48-1, a tax position could be effectively settled on completion of an examination by a taxing authority. The Company adopted FSP FIN 48-1 in conjunction with adoption of FIN 48 as of April 1, 2007. The adoption of FSP FIN 48-1 did not have a material impact on the Company's consolidated financial statements.

Business Combinations

In December, 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) requires, among other things, that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is effective for the Company as of April 1, 2009. The Company is evaluating the impact of the adoption of SFAS 141(R) on its consolidated financial statements.

Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements-an Amendment to Accounting Research Bulletin No. 51"* ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The provisions of SFAS 160 are effective for the Company as of April 1, 2009. The Company believes the adoption of SFAS 160 will not have a material impact on the Company's consolidated financial statements.

Derivative Disclosures

In March, 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities"* ("SFAS 161"). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS 161 is effective for the Company beginning on April 1, 2009. The Company is evaluating the impact of the adoption of SFAS 161 on its consolidated financial statements.

Note 3: Inventories

The Company's inventories consist of the following:

March 31,	2008	2007
Raw materials	$ 1,736	$ 1,774
Finished goods	86,174	93,794
Subtotal	87,910	95,568
Excess and obsolete inventory reserves	(20,373)	(22,761)
Inventory, net	$ 67,537	$ 72,807

Note 4: Property, Plant and Equipment

The Company's property, plant and equipment consist of the following:

March 31,	2008	2007
Land	$ 2,396	$ 2,369
Building and improvements	28,105	27,537
Machinery	71,876	69,525
Subtotal	102,377	99,431
Accumulated depreciation	(69,555)	(60,380)
Property, plant and equipment, net	32,822	$ 39,051

Depreciation expense was $11,058, $12,325 and $8,931 for Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

Note 5: Goodwill

The following table summarizes changes to goodwill at the Company's reporting units during Fiscal 2008 and Fiscal 2007.

	North America	Europe	All Other	Total
Balance as of March 31, 2006	$ 400,998	$ 65,684	$ 2,042	$ 468,724
Currency translation	10	7,381	78	7,469
Current period acquisitions (Note 9)	95,911	—	—	95,911
Prior period acquisitions	(3,544)	—	—	(3,544)
Other	87	—	—	87
Balance as of March 31, 2007	$ 493,462	$ 73,065	$ 2,120	$ 568,647
Currency translation	(10)	8,957	147	9,094
Current period acquisitions (Note 9)	6,995	—	—	6,995
Prior period acquisitions	2,070	—	50	2,120
Balance as of March 31, 2008	$ 502,517	$ 82,022	$ 2,317	$ 586,856

Note 6: Intangible Assets

The following table summarizes the gross carrying amount, accumulated amortization and net carrying amount by intangible asset class:

March 31,	2008			2007		
	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount
Definite-lived						
Non-compete agreements	$ 9,776	$ 4,991	$ 4,785	$ 7,963	$ 3,414	$ 4,549
Customer relationships	75,526	8,195	67,331	71,989	3,973	68,016
Acquired backlog	10,862	10,862	—	10,783	9,813	970
Total	$96,164	$24,048	$ 72,116	$ 90,735	$17,200	$ 73,535
Indefinite-lived						
Trademarks	35,992	8,253	27,739	35,992	8,253	27,739
Total	$132,156	$32,301	$ 99,855	$126,727	$25,453	$101,274

The Company's indefinite-lived intangible assets consist solely of the Company's trademark portfolio obtained through business acquisitions. The Company's definite-lived intangible assets are comprised of employee non-compete contracts, backlog and customer relationships also obtained through business acquisitions.

The following table summarizes the changes to carrying amounts of intangible assets during the period:

	Trademarks	Non-Competes and Backlog	Customer Relationships	Total
Balance at March 31, 2006	$ 27,739	$ 3,044	$ 24,657	$ 55,440
Amortization expense	—	(7,309)	(2,976)	(10,285)
Currency translation	—	52	—	52
Current period acquisitions (Note 9)	—	8,977	39,931	48,908
Prior period acquisitions	—	755	6,404	7,159
Balance at March 31, 2007	$ 27,739	$ 5,519	$ 68,016	$ 101,274
Amortization expense	—	(2,457)	(4,222)	(6,679)
Currency translation	—	42	—	42
Current period acquisitions (Note 9)	—	795	6,588	7,383
Prior period acquisitions	—	886	(3,051)	(2,165)
Balance at March 31, 2008	$ 27,739	$ 4,785	$ 67,331	$ 99,855

Intangible asset amortization expense was $6,679, $10,285 and $4,999 for Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively. The Company acquired definite-lived intangibles from the completion of several acquisitions during Fiscal 2008 and Fiscal 2007 (*see* Note 9). Intangibles amortization for Fiscal 2008 acquisitions is based on preliminary allocations of purchase price and is dependant upon certain estimates and assumptions, which are preliminary and may vary from the amounts reported herein.

The following table details the estimated intangible amortization expense for the next five years. These estimates are based on the carrying amounts of intangible assets as of March 31, 2008 that are subject to change pending the outcome of purchase accounting related to certain acquisitions:

Fiscal	
2009	$ 7,283
2010	7,150
2011	6,577
2012	6,268
2013	5,705
Thereafter	39,133
Total	$72,116

Note 7: Indebtedness

The Company's long-term debt consists of the following:

March 31,	2008	2007
Revolving credit agreement	$ 194,470	$ 236,715
Capital lease obligations	2,261	2,123
Other	562	42
Total debt	$ 197,293	$ 238,880
Less: current portion (included in Other liabilities)	(1,389)	(686)
Long-term debt	$ 195,904	$ 238,194

Revolving Credit Agreement—On March 28, 2006, the Company entered into a Second Amendment to the Second Amended and Restated Credit Agreement dated January 24, 2005, as amended February 17, 2005 (collectively, the "Credit Agreement") with Citizens Bank of Pennsylvania, as agent, and a group of lenders. The Credit Agreement was scheduled to expire on March 28, 2011. Borrowings under the Credit Agreement were permitted up to a maximum amount of $310,000, which included up to $15,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement could have been increased by the Company up to an additional $90,000 with the approval of the lenders and could have been unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrued, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.75% to 1.25% (determined by a leverage ratio based on the Company's Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA")). The Credit Agreement required the Company to maintain compliance with certain non-financial and financial covenants such as minimum net worth, leverage and fixed charge coverage ratios.

The Company entered into a Third Amended and Restated Credit Agreement dated as of January 30, 2008 (the "New Credit Agreement") with Citizens Bank of Pennsylvania, as agent, and a group of lenders. The New Credit Agreement, which replaces the Credit Agreement, expires on January 30, 2013. Borrowings under the New Credit Agreement are permitted up to a maximum amount of $350,000, which includes up to $20,000 of swing-line loans and $25,000 of letters of credit. The New Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the New Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.50% to 1.125% (determined by a leverage ratio based on the Company's consolidated EBITDA). The New Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed charge coverage ratios. As of March 31, 2008, the Company was in compliance with all financial covenants under the New Credit Agreement.

The maximum amount of debt outstanding under the New Credit Agreement, the weighted average balance outstanding under the New Credit Agreement and the weighted average interest-rate on all outstanding debt for Fiscal 2008 was $270,825, $242,418 and 6.2%, respectively, compared to $284,470, $253,129 and 6.2% and $173,535, $155,898 and 5.1%, for Fiscal 2007 and Fiscal 2006, respectively.

For Fiscal 2008, the Company decreased net borrowings under the New Credit Agreement/Credit Agreement by $42,245. For Fiscal 2007, the Company increased net borrowings under the Credit Agreement by $115,412, the proceeds of which were used to fund the acquisitions of NextiraOne, Nu-Vision Technologies, Inc. and Nu-Vision Technologies, LLC (collectively referred to as "NUVT"), Nortech Telecommunications, Inc. ("NTI") and ADS Telecom, Inc. ("ADS") and to repurchase common stock.

Capital lease obligations—The capital lease obligations are primarily for equipment. The lease agreements have remaining terms ranging from less than one year to five years with interest-rates ranging from 3.2% to 11.7%.

Other—Other debt is comprised of other third-party, non-employee loans. The loans have remaining terms of less than one to three years with interest-rates ranging from 0.0% to 6.0%.

Unused available borrowings—As of March 31, 2008, the Company had $5,234 outstanding in letters of credit and $150,296 available under the New Credit Agreement.

At March 31, 2008, scheduled maturities or required payments of long-term debt for each of the five succeeding fiscal years were as follows:

Fiscal	
2009	$ 1,389
2010	731
2011	462
2012	241
2013	194,470
Total	$197,293

Note 8: Derivative Instruments and Hedging Activities

Foreign Currency Forward Contracts:

The Company enters into foreign currency forward contracts to hedge exposure to variability in expected fluctuations in foreign currencies. As of March 31, 2008, the Company had open contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, Pounds sterling, Swedish krona, Swiss francs and Japanese yen which have been designated as cash flow hedges. These contracts had a notional amount of approximately $64,166 and a fair value of $67,345 and mature within the next twelve months.

As of March 31, 2008 and 2007, the Company recorded an unrecognized loss of $108 ($66 net of tax) and an unrecognized gain of $619 ($377 net of tax), respectively, in AOCI within the Company's Consolidated Balance Sheets related to all open foreign currency forward contracts on those respective dates. Unrecognized gains and losses are expected to be credited to earnings over the life of the maturing contracts as the hedged forecasted transaction occurs and it is expected that those gains and losses will be offset by currency gains and losses on the items being hedged.

During Fiscal 2008, Fiscal 2007 and Fiscal 2006, the Company recognized gains of $299 ($181 net of tax), $869 ($654 net of tax) and $865, respectively, on matured contracts. There was no hedge ineffectiveness during Fiscal 2008, 2007 or 2006.

Interest-rate Swap:

To mitigate the risk of interest-rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest-rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest-rate volatility. The Company's goal is to manage interest-rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest-rates.

On July 26, 2006, the Company entered into a five-year interest-rate swap ("interest-rate swap") which has been used to effectively convert a portion of the Company's variable rate debt to fixed rate. The interest-rate swap has a notional value of $100,000 reducing to $50,000 after three years and does not qualify for hedge accounting. The Company recognizes gains/losses related to the change in fair value of the interest-rate swap which is included in Interest expense (income) within the Company's Consolidated Statements of Income. During Fiscal 2008 and Fiscal 2007, the Company recognized losses of $4,576 and $1,734, respectively, related to the change in fair value of the interest-rate swap. As of March 31, 2008 and 2007, the Company recorded a liability of $6,311 and $1,734, respectively, related to the cumulative change in fair value of the interest-rate swap, on those respective dates, which is a long-term liability recorded in Other liabilities within the Company's Consolidated Balance Sheets.

Note 9: Acquisitions

Fiscal 2008

During the fourth quarter of Fiscal 2008, the Company acquired BellSouth Communication Systems, LLC d/b/a AT&T Communication Systems Southeast's ("AT&T") NEC TDM voice CPE business line in AT&T's southeast region ("AT&T's southeast NEC TDM business"). In connection with the acquisition of AT&T's southeast NEC TDM business, the Company has made a preliminary allocation to goodwill and definite-lived intangible assets, respectively. These definite-lived intangible assets recorded represent the estimated fair market value of acquired customer relationships which the Company estimates are to be amortized over a period of eight years.

During the third quarter of Fiscal 2008, the Company acquired B & C Telephone, Inc. ("B&C"), a privately-held company based out of Spokane, Washington. B&C has an active customer base which includes commercial, financial, healthcare and various government agency accounts. In connection with the B&C acquisition, the Company has made a preliminary allocation to goodwill and definite-lived intangible assets, respectively. These definite-lived intangible assets recorded represent the estimated fair market value of acquired customer relationships and non-compete agreements which the Company estimates are to be amortized over a period of five to 20 years.

The acquisitions of B&C and AT&T's southeast NEC TDM business, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

As disclosed above, the allocations of the purchase price for B&C and AT&T's southeast NEC TDM business are based on preliminary estimates of the fair values of certain assets acquired and liabilities assumed as of the date of the acquisition. Management is currently assessing the fair values of the tangible and intangible assets acquired and liabilities assumed. The preliminary allocations of purchase price are dependant upon certain estimates and assumptions, which are preliminary and may vary from the amounts reported herein.

Fiscal 2007

During the fourth quarter of Fiscal 2007, the Company acquired ADS, a privately-held company based out of Orlando, FL. ADS has an active customer base which includes commercial, financial, healthcare and various government agency accounts. In connection with the ADS acquisition, the Company made allocations to goodwill and definite-lived intangible assets. These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships and non-compete agreements and are to be amortized over a period of five to 15 years.

During the third quarter of Fiscal 2007, the Company acquired NTI, a privately-held company based out of Chicago, IL. In connection with the NTI acquisition, the Company made allocations to goodwill and definite-lived intangible assets.

These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships and are to be amortized over a period of 10 years.

The acquisitions of ADS and NTI, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

During the first quarter of Fiscal 2007, the Company acquired NextiraOne. The following table summarizes the value of the NextiraOne assets acquired and liabilities assumed at the date of acquisition.

		April 30, 2006
Current assets, primarily consisting of accounts receivable and inventories	$	90,448
Property, plant and equipment		9,996
Other non-current assets		19,623
Intangible assets		24,100
Goodwill		73,995
Total assets acquired	$	218,162
Current liabilities, primarily consisting of deferred revenue, restructuring reserve and accrued expenses	$	113,705
Other non-current liabilities, primarily consisting of restructuring reserve		23,734
Total liabilities acquired	$	137,439
Net assets acquired	$	80,723

The following table details the amounts recorded to each major intangible asset class:

		April 30, 2006
Backlog	$	6,700
Customer relationships and contracts		17,400
Total intangible assets*	$	24,100

* The estimated weighted average amortization period for these definite-lived assets is 12.5 years.

The Company paid a cash total of $80,723 for the outstanding interests in NextiraOne which included certain amounts allocated to escrow accounts. As of March 31, 2008, the amount remaining in escrow was $11,935. The amount in escrow has been and will continue to be released to NextiraOne's seller or to the Company in accordance with the terms of the agreement. The transaction resulted in $73,995 of goodwill, parts of which were and continue to be deductible for tax purposes (*see* Note 12 for further reference). The Company paid this premium for NextiraOne in order to further expand its operational footprint in the voice and data technology markets. In addition, the purchase increased the Company's solutions offerings, providing for a stronger worldwide technical services partner for its collective clients.

After consummation of the acquisition, the Company began to integrate NextiraOne products, employees and facilities with its own. In so doing, the Company incurred $15,760 of costs related to facility consolidations and $10,766 of severance costs for the separation of approximately 300 employees. In accordance with SFAS No. 141, *"Business Combinations"* ("SFAS 141"), these costs were properly included in the purchase price allocation for NextiraOne. The majority of the severance costs were paid in Fiscal 2007 with certain facility costs extending through Fiscal 2014.

Also, during the first quarter of Fiscal 2007, the Company acquired NUVT. In connection with the NUVT acquisition, the Company allocated $15,058 to goodwill, parts of which were and continue to be deductible for tax purposes (*see* Note 12 for further reference) and $18,601 to definite-lived intangible assets. These definite-lived intangible assets recorded represent the fair market value of acquired backlog, customer relationships and non-compete agreements and are to be amortized over a period of one to 20 years.

NextiraOne and NUVT contributed On-Site services revenues of $242,251 and $57,629, respectively, during Fiscal 2007.

The following unaudited pro-forma summary presents the Company's results of operations as if the acquisitions of NextiraOne and NUVT had occurred on April 1, 2005 and does not purport to represent what the Company's results of operations would have been had these acquisitions occurred on such date or at the beginning of the period indicated, or to project the Company's results of operations for any future date or period or to be a fair reflection of the assets purchased at the date of acquisition. As noted above, the acquisitions of ADS and NTI, taken individually, did not have a material impact on the Company's consolidated financial statements, thus each of those acquisitions is excluded from the following pro-forma summary. The pro-forma results of operations exclude the impact of nonrecurring or extraordinary adjustments, together with related income tax effects. These pro-forma results of operations do not include the effects of cost synergies and one-time nonrecurring transactions associated with these acquisitions.

Fiscal	2007	2006
Revenue (Pro-forma)	$ 1,046,956	$ 1,230,106
Net income from continuing operations (Pro-forma), net of tax	$ 33,809	$ 35,886
Earnings per common share (Pro-forma)		
Basic	$ 1.93	$ 2.09
Diluted	$ 1.90	$ 2.05

Fiscal 2006

During the third quarter of Fiscal 2006, the Company purchased 100% of the issued and outstanding equity interests of Communication is World InterActive Networking, Inc. ("C=WIN") and Converged Solutions Group, LLC ("CSG"). C=WIN has an active customer base which includes commercial and various government agency accounts. CSG has an active customer base which includes commercial, education, health care and various government agency accounts. The C=WIN and CSG acquisitions primarily provide planning, installation and maintenance services for voice and data network systems in 15 states. In connection with these acquisitions, the Company allocated $6,167 and $9,620 to goodwill and definite-lived intangible assets, respectively. These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships and non-compete agreements and are to be amortized over a period of four to twenty years.

During the second quarter of Fiscal 2006, the Company acquired substantially all of the assets and certain liabilities of Universal Solutions of North America, L.L.C. and related entities ("Universal"). Universal primarily provides planning, installation and maintenance services for voice and data network systems in 14 states. In connection with the Universal acquisition, the Company allocated $9,498 and $8,000 to goodwill and definite-lived intangible assets, respectively. These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships and non-compete agreements and are to be amortized over a period of five to eight years.

During the first quarter of Fiscal 2006, the Company acquired 100% of the issued and outstanding equity interests of Telecommunication Systems Management, Inc. ("TSM"), GTC Technology Group, Inc. and Technology Supply, Inc. (collectively referred to as "GTC") and Business Communications, Inc., Bainbridge Communication, Inc., BCI of Tampa, LLC and Networx, L.L.C. (collectively referred to as "BCI"). These companies primarily provide full-service voice communication solutions and services in the Florida and Virginia markets. In connection with these acquisitions, the Company allocated $8,385 and $5,846 to goodwill and definite-lived intangible assets, respectively. These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships and non-compete agreements and are to be amortized over a period of five to 20 years.

The acquisitions of C=WIN, CSG, Universal, TSM, GTC and BCI, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

The results of operations for all acquisitions noted above are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates. The costs of the acquisitions were funded with internally-generated funds and borrowings under the Credit Agreement and New Credit Agreement (see Note 7).

Note 10: Restructuring

Fiscal 2008

As a result of the acquisition of NextiraOne during the first quarter of Fiscal 2007, the Company incurred costs related to facility consolidations, such as idle facility rent obligations and the write-off of leasehold improvements, and costs related to employee severance in an attempt to right-size the organization and more appropriately align the expense structure with anticipated revenues and changing market demand for its solutions and services.

Fiscal 2007

In connection with the acquisition of NextiraOne during the first quarter of Fiscal 2007, the Company committed to a plan of reorganization of NextiraOne's operations. In so doing, the Company incurred $15,760 of costs related to facility consolidations and $10,766 of severance costs for the separation of approximately 300 employees. In accordance with SFAS 141, these costs were properly included in the purchase price allocation for NextiraOne.

Fiscal 2006

In connection with a restructuring initiated during the fourth quarter of Fiscal 2005, the Company incurred $5,290 of costs related to staffing level adjustments and real estate consolidation in Europe and North America.

All restructuring charges noted above have been recorded in Selling, general & administrative expenses within the Company's Consolidated Statements of Income. Employee severance is generally payable within twelve months from incurrence with certain facility costs extending through Fiscal 2014.

The following table summarizes the changes to the restructuring reserve for the periods presented:

	Employee Severance	Facility Closures	Total
Balance at March 31, 2006	$ 260	$ 10,438	$ 10,698
Acquisition adjustments (*see* Note 9)	10,766	16,268	27,034
Asset write-downs	—	(391)	(391)
Cash expenditures	(8,020)	(9,893)	(17,913)
Balance at March 31, 2007	$ 3,006	$ 16,422	$ 19,428
Restructuring charge	5,628	1,220	6,848
Asset write-downs	—	(411)	(411)
Cash expenditures	(6,196)	(7,077)	(13,273)
Balance at March 31, 2008	$ 2,438	$ 10,154	$ 12,592

Of the $12,592 above, $8,000 is classified as a current liability under Other liabilities on the Company's Consolidated Balance Sheets for the period ended March 31, 2008.

Note 11: Operating Leases

The Company leases offices, facilities, equipment and vehicles throughout the world. While most of the leases are operating leases that expire over the next 8 years, certain vehicles and equipment are leased under capital leases that expire over the next 5 years. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

Certain lease agreements include renewal options and escalating rents over the lease terms. Generally, the Company expenses rent on a straight-line basis over the life of the lease which commences on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is included in Accrued expenses and Other liabilities within the Company's Consolidated Balance Sheets. Rent expense was $26,833, $23,381 and $16,059 for Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

The future minimum lease payments under non-cancelable capital and operating leases with initial or remaining terms of one year or more as of March 31, 2008 are as follows:

Fiscal	
2009	$24,892
2010	15,919
2011	11,583
2012	7,584
2013	2,309
Thereafter	2,860
Total minimum lease payments	$65,147

In connection with the NextiraOne acquisition during the first quarter of Fiscal 2007, the Company obtained various contractual obligations in the form of operating leases for facilities and vehicles of approximately $35,120 at the acquisition date. The remaining balance for those contractual obligations is included within the total minimum lease payments provided above.

Note 12: Income Taxes

The domestic and foreign components of Income before provision of income taxes are as follows:

Fiscal	2008	2007	2006
Domestic	$ 31,767	$ 27,523	$ 29,186
Foreign	31,764	27,377	16,805
Consolidated	$ 63,531	$ 54,900	$ 45,991

The provision/(benefit) for income taxes consists of the following:

Fiscal	2008	2007	2006
Current:			
Federal	$ 10,205	$ 12,598	$ 11,506
State	1,914	1,363	1,230
Foreign	6,585	4,384	5,038
Total current	18,704	18,345	17,774
Deferred	5,594	946	(2,553)
Total provision for income taxes	$ 24,298	$ 19,291	$ 15,221

Reconciliations between income taxes computed using the federal statutory income tax rate and the Company's effective tax rate are as follows:

Fiscal	2008	2007	2006
Federal statutory tax rate	35.0%	35.0%	35.0%
Foreign taxes, net of foreign tax credits	(1.8)	(1.3)	--
Effect of permanent book / tax differences	(0.4)	(0.1)	2.7
State income taxes, net of federal benefit	2.4	1.8	(0.2)
Valuation allowance	1.4	0.9	(3.1)
Other, net	1.6	(1.2)	(1.3)
Effective tax rate	38.2%	35.1%	33.1%

The components of current and long-term deferred tax liabilities/assets are as follows:

March 31,	2008	2007
Deferred Tax Liabilities:		
Tradename and trademarks	$ 10,140	$ 10,035
Amortization of intangibles	14,107	11,244
Unremitted earnings of foreign subsidiaries	3,460	3,080
Basis of fixed assets	—	2
Other	82	—
Other prepaid items	298	341
Gross deferred tax liabilities	28,087	24,702
Deferred Tax Assets:		
Net operating losses	11,741	17,172
Restructuring reserves	6,039	13,533
Basis of fixed assets	493	—
Outsourced leases	230	22
Basis of finished goods inventory	8,359	9,515
Reserve for bad debts	4,608	5,452
Miscellaneous accrued expenses	6,086	3,452
Foreign tax credit carry-forwards	2,569	2,569
Accrued employee costs	1,521	767
Foreign exchange	47	438
Unexercised stock options	9,723	17,285
Gross deferred tax assets	51,416	70,205
Valuation allowance	(2,373)	(1,460)
Net deferred tax assets	49,043	68,745
Net deferred tax assets/(liabilities)	$ 20,956	$ 44,043

At March 31, 2008, the Company had $1,295, $76,744 and $21,914 of federal, state and foreign gross net operating loss carry-forwards, respectively. As a result of the Company's reorganization in 1992 and concurrent ownership change and the Company's acquisition of Norstan Inc., Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") limits the amount of net operating losses available to the Company to approximately $3,565 per year. The federal gross net operating loss carry-forwards expire in Fiscal 2021. The state gross net operating loss carry-forwards expire at various times through Fiscal 2028 and the foreign gross net operating loss carry-forwards expire at various times through Fiscal 2018, with the exception of $350 for Austria, $35 for Belgium, $9,662 for Brazil and $1,745 for France, which have no expirations.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance of $2,373 for certain state and foreign net operating loss carry-forwards anticipated to produce no tax benefit. The valuation allowance was increased in Fiscal 2008 by $913 in order to reflect the inability to use certain foreign net operating loss carry-forwards.

In connection with the acquisitions of NextiraOne, NUVT, NTI and ADS during Fiscal 2007, the Company acquired approximately $96,000 of goodwill. The Company believes that $65,549 will be recognized as a tax deduction over the next 15 years. In addition, the Company recorded approximately $19,197 of deferred tax assets related to purchase accounting.

In general, except for certain earnings in Japan and earnings associated with inter-company loan balances, it is the Company's intention to reinvest all undistributed earnings of non-U.S. subsidiaries for an indefinite period of time. Therefore, except for the exceptions noted above, no deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which aggregate approximately $14,778 based on exchange rates at March 31, 2008. However, additional taxes could be necessary if future foreign earnings were loaned to the parent, if the foreign subsidiaries declare dividends to the U.S. parent or the Company should sell its stock in the subsidiaries.

As discussed in Note 2, the Company adopted FIN 48 on April 1, 2007. As a result of the adoption of FIN 48, the Company recorded a $5,110 reduction to the beginning balance of Retained earnings representing the cumulative effect of a change in accounting principle, an increase to current liabilities of $3,656 recorded within Income taxes and a decrease to non-current assets of $1,454 recorded within Other assets, each of which is reflected within the Company's Consolidated Balance Sheets. As of March 31, 2008 and April 1, 2007, the gross liability for income taxes associated with uncertain tax positions was $7,340 and $6,974, respectively. If the uncertain tax positions are recognized, they would all favorably affect the Company's effective tax rate. The Company includes interest and penalties related to uncertain tax positions within the Provision for income taxes within the Company's Consolidated Statements of Income. As of March 31, 2008 and April 1, 2007, the Company recorded $1,131 and $806, respectively, of interest and penalties related to uncertain tax positions relating to current liabilities within Income taxes.

A reconciliation of the change in the tax liability for unrecognized tax benefits from April 1, 2007 to March 31, 2008 is as follows:

Balance at April 1, 2007	$	6,974
Additions for tax positions related to the current year		90
Additions for tax positions related to prior years		362
Reductions for tax positions related to prior years		(86)
Settlements		—
Balance at March 31, 2008	$	7,340

During Fiscal 2008, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. federal income tax return for Fiscal 2006 and continued its examination of the Company's U.S. federal income tax return for Fiscal 2004 and Fiscal 2005. The IRS has not yet proposed any adjustment to the Company's filing position in connection with this examination. Upon completion of this examination, it is reasonably possible that the total amount of recognized and unrecognized benefits may change. Any adjustment to the unrecognized tax benefits would impact the effective tax rate. The Company cannot make an estimate of the impact on the effective rate for any potential adjustment at this time.

Fiscal 2007 remains open to examination by the IRS. Fiscal 2004 through Fiscal 2007 remain open to examination by state and foreign taxing jurisdictions.

Note 13: Incentive Compensation Plans

Performance Bonus

The Company has variable compensation plans covering certain team members. These plans provide a bonus contingent on the attainment of certain annual or quarterly performance targets. The Company recorded expense of $5,689, $4,562 and $5,431 under its variable compensation plans for Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

Profit Sharing and Savings Plan ("the savings plans")

The Company has multiple profit sharing and savings plans which qualify as deferred salary arrangements under Section 401(k) of the Code. Participants may elect to contribute a portion of their eligible compensation, subject to limits imposed by the savings plans, which are partially matched by the Company. The Company recorded expense of $3,290, $3,569 and $3,532 for these plans during Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

Stock-Based Compensation

The Company has two stock option plans, the 1992 Stock Option Plan, as amended (the "Employee Plan"), and the 1992 Director Stock Option Plan, as amended (the "Director Plan"). As of March 31, 2008, the Employee Plan is authorized to issue stock options and stock appreciation rights ("SARs") for up to 9,200,000 shares of common stock. The Employee Plan provides that stock options are to be granted by a committee appointed by the Board of Directors of the Company (the "Board") to employees of the Company; such stock options generally become exercisable in equal amounts over a three-year period. As of March 31, 2008, the Director Plan is authorized to issue stock options and SARs for up to 270,000 shares of common stock. The Director Plan provides that stock options are to be granted by the Board or a committee appointed by the Board; such options generally become exercisable in equal amounts over a three-year period. No SARs have been issued under either plan.

The Company recognized stock-based compensation expense of $3,468 ($2,142 net of tax) or $0.12 per diluted share, $9,308 ($6,050 net of tax) or $0.34 per diluted share and $11,045 ($7,234 net of tax) or $0.41 per diluted share during Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively. Included in stock-based compensation expense for Fiscal 2008 is $250 which resulted from the previously-disclosed tender offer regarding certain Affected Stock Option Grants (as defined below), the details of which are described below. Stock-based compensation expense is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

The following table summarizes the Company's stock option activity for the periods presented.

Fiscal	2008		2007		2006	
Shares in thousands	Shares	Weighted-Average Exercise Price (per share)	Shares	Weighted-Average Exercise Price (per share)	Shares	Weighted-Average Exercise Price (per share)
Outstanding at beginning of period	4,621	$ 38.66	5,055	$ 38.28	4,780	$ 37.14
Granted	627	40.13	70	39.12	1,256	38.51
Exercised	(179)	32.81	(435)	34.42	(753)	30.95
Forfeited or expired	(2,485)	38.17	(69)	38.71	(228)	39.84
Outstanding at end of period	2,584	$ 40.27	4,621	$ 38.66	5,055	$ 38.28
Exercisable at end of period	2,499	$ 40.39	4,131	$ 39.12	4,247	$ 39.07
Weighted average fair value of options granted during the period		$ 7.70		$ 17.88		$ 22.79

The total intrinsic value of options exercised during Fiscal 2008, Fiscal 2007 and Fiscal 2006 was $1,395, $3,597 and $10,931, respectively. The weighted average fair value of stock options granted during Fiscal 2008, Fiscal 2007 and Fiscal 2006 were based on the Black-Scholes option pricing model using the following weighted average assumptions. The Company granted 627 shares during Fiscal 2008 which resulted from the previously-disclosed tender offer (described below). See below for reference to the Company's valuation methodologies for these grants.

Fiscal	2008	2007	2006
Expected life (in years)	3.8	5.7	5.6
Risk free interest-rate	4.0%	4.2%	4.2%
Annual forfeiture rate	0.0%	1.5%	N/A
Volatility	29.4%	45.5%	49.0%
Dividend yield	0.6%	0.6%	0.6%

The following table summarizes certain information regarding the Company's non-vested shares as of and for the period ending March 31, 2008 and 2007.

	Number of Shares (in 000's)	Weighted-Average Grant-Date Fair Value
Non-vested as of March 31, 2006	808	$ 19.59
Granted	65	17.82
Forfeited	(366)	19.69
Vested	(17)	20.87
Non-vested as of March 31, 2007	490	19.29
Granted	—	—
Forfeited	(308)	20.08
Vested	(97)	17.60
Non-vested as of March 31, 2008	85	18.35

Remedial Measures

The Audit Committee of the Board (the "Audit Committee") has now completed its previously-disclosed independent review of the Company's historical stock option granting practices. *See* the "Explanatory Note" preceding Part I, Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 for more information regarding the Audit Committee's review and related matters. In light of the findings of its review, the Audit Committee recommended to the Board, and the Board adopted, enhancements to the Company's corporate record-keeping and stock option granting procedures. In advance of this action by the Audit Committee and the Board, the Company had implemented additional procedures to its process for approving stock option grants that are focused on formalized documentation of appropriate approvals and determination of grant terms to employees.

The Audit Committee's review included an evaluation of the role of current and former Company personnel in identified problems during the period from 1992 to the present (the "Review Period"), and the Audit Committee's consideration of remedial actions has included and will continue to include a review of claims that have been or may be asserted against such current or former Company personnel as well as other remedial actions that may be appropriate under all circumstances. As previously reported, based on the findings of the Audit Committee as to Fred C. Young, the Company's former Chief Executive Officer who resigned on May 20, 2007, the Audit Committee concluded and recommended to the Board, and the Board determined, that Mr. Young could have been terminated due to Cause for Termination (as defined in his agreement dated May 11, 2004) at the time Mr. Young resigned as a director and as an officer of the Company on May 20, 2007. In light of that determination and the terms of the agreements with Mr. Young, all outstanding stock options held by Mr. Young (1,455,402 shares) terminated as of the date of his resignation, which occurred during the first quarter of Fiscal 2008. Accordingly, the Company has determined that the consequences of these events should be considered a first quarter of Fiscal 2008 event for accounting purposes. These events had the following impacts on the Company's consolidated financial statements and related notes for Fiscal 2008: (1) a decrease in outstanding stock options of 1,455,402, (2) immaterial impact on the Diluted earnings per common share computation, (3) a decrease in deferred tax assets of $6,252 with the offsetting entry of $5,514 to Additional paid-in capital and (4) additional tax expense impact of approximately $738.

The following table summarizes certain information regarding the Company's outstanding stock options at March 31, 2008:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Shares Outstanding (000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Average Intrinsic Value (000's)	Shares Exercisable (000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Average Intrinsic Value (000's)
$19.95 – $26.60	2	0.5	$ 21.94	$ 21	2	0.5	$ 21.94	$ 21
$26.60 – $33.25	46	3.9	29.85	55	46	3.9	29.85	55
$33.25 – $39.90	1,220	7.3	38.02	—	1,135	7.3	38.09	—
$39.90 – $46.55	1,273	3.8	42.39	—	1,273	3.8	42.39	—
$46.55 – $53.20	24	2.3	50.69	—	24	2.3	50.69	—
$53.20 – $59.85	17	2.1	58.15	—	17	2.1	58.15	—
$59.85 – $66.50	2	1.8	63.22	—	2	1.8	63.22	—
$19.95 – $66.50	2,584	5.4	$ 40.27	$ 76	2,499	5.3	$ 40.39	$ 76

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's average stock price (*i.e.*, the average of the open and close prices of the common stock) on March 31, 2008 of $30.75, which would have been received by the option holders had all option holders exercised their options as of that date. As of March 31, 2008, there was approximately $581 of total unrecognized pre-tax compensation expense related to non-vested stock options granted under the plans which is expected to be recognized over a weighted average period of 1.5 years.

Section 409A Remedial Measures and Other Potential Section 409A Payments

Following the completion of the Audit Committee's independent review of the Company's historical stock option granting practices, the Company determined that certain stock option grants which were originally issued with exercise prices that were below fair market value for income tax purposes, which vested or may vest after December 31, 2004 and which remained outstanding (*i.e.*, unexercised) as of December 31, 2005, were subject to adverse income taxation under Section 409A of the Code ("Section 409A"). For purposes of this Annual Report on Form 10-K for the fiscal year ended March 31, 2008, these below-fair market value stock option grants are referred to as "Affected Stock Option Grants." Under Section 409A, individuals who hold Affected Stock Option Grants may be subject to a 20% federal income tax and an interest penalty tax, in addition to the regular income tax liability, plus interest on the value of these stock option grants at the time of vesting (not exercise).

During the third quarter of Fiscal 2008, the Company conducted a tender offer to current non-officer employees subject to taxation in the United States who held Affected Stock Option Grants that afforded those employees the opportunity to avoid unfavorable tax consequences under Section 409A. The provisions of the tender offer amended each Affected Stock Option Grant to increase the original exercise price to the lower of: (i) the fair market value of the common stock on the corrected measurement date (as determined for tax purposes) or (ii) the fair market value of the common stock on the trading day immediately following the expiration of the tender offer (December 19, 2007), provided that the new exercise price was in no event lower than the original exercise price of the stock option grant. Additionally, and as part of the tender offer, the Company offered current non-officer employees the right to receive a cash payment equal to the increase, if any, in the exercise price of any Affected Stock Option Grant.

In instances where the original exercise price of a stock option grant was less than the new exercise price (as determined above), the Company increased the original exercise price to the new exercise price (an "Amended Stock Option Grant") and paid a cash bonus to the employee. The total cash bonus due to employees was $456 which was paid during January, 2008. The Company accounted for the impact of the Amended Stock Option Grant as a stock option modification under SFAS 123(R). As a result of the modification and the partial cash settlement, the Company recognized $250 of additional stock-based compensation expense due to the increase in the fair market value of these stock option grants that is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

In instances where the current exercise price of a stock option grant was greater than the new exercise price, the original stock option grant was canceled and immediately replaced with a new stock option grant under the Employee Plan that has the same terms as the canceled stock option grant, including the same exercise price per share and no loss of vesting or change to the expiration date of the stock option grant term, but with a new grant date (a "Cancellation and New Stock Option Grant"). Each Cancellation and New Stock Option Grant qualifies as a "cancellation of an award accompanied by the concurrent grant of a replacement award," as defined in SFAS 123(R), which is accounted for as a modification. Under SFAS 123(R), incremental compensation cost is measured as the excess, if any, of the fair market value of the modified award over the fair market value of the original award immediately before its terms are modified. With respect to the Cancellation and New Stock Option Grants, there were no changes to any of the terms of the original Affected Stock Option Grants. Thus, the Company recorded $0 of non-cash stock-based compensation expense for these grants.

During the fourth quarter of Fiscal 2008, the Board approved a separate offer (the "Separate Offer") for R. Terry Blakemore, a director and the current President and Chief Executive Officer of the Company, that was intended to remedy the tax consequences under Section 409A attributable to Affected Stock Option Grants to purchase 60,000 shares of common stock held by Mr. Blakemore. These Affected Stock Option Grants were awarded prior to Mr. Blakemore becoming an Executive Officer of the Company. The provisions of the Separate Offer were identical to the tender offer for current non-officer employees described above. The fair market value of the common stock on the trading day immediately following the expiration of the Separate Offer was lower than the original exercise price of these Affected Stock Option Grants and, as a result, the original Affected Stock Option Grants were canceled and immediately replaced with new stock option grants under the Employee Plan that had the same terms as the canceled stock option grants (the "Separate Offer Cancellation and New Stock Option Grants"). Consistent with our accounting treatment for the Cancellation and New Stock Option Grants noted above, the Company accounted for the Separate Offer Cancellation and New Stock Option Grants as modifications under SFAS 123(R). With respect to the Separate Offer Cancellation and New Stock Option Grants, there were no changes to any of the terms of the original Affected Stock Option Grants. Thus, the Company recorded $0 of non-cash stock-based compensation expense for these grants.

With respect to certain employees who exercised Affected Stock Options Grants during calendar year 2007, the Company made a bonus payment ("Calendar 2007 bonus payment") to such employees in calendar year 2008 in an aggregate amount of $313. The Calendar 2007 bonus payment includes amounts to compensate the employee for the additional Section 409A taxes that they will be required to pay as well as an amount to gross-up such amount for the additional income and payroll taxes owed on such payments. The Calendar 2007 bonus payment was paid and is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

With respect to certain employees who exercised Affected Stock Options Grants during calendar year 2006, the Company intends to submit a cash payment ("Calendar 2006 cash payment") directly to the IRS in an aggregate amount of $726. The Calendar 2006 cash payment includes any applicable Section 409A additional taxes as well as an amount to gross up such amount for the additional income and payroll taxes owed on such payments. The Calendar 2006 cash payment is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income and in Accrued compensation and benefits within the Company's Consolidated Balance Sheets as of and for the period ending March 31, 2008.

Pro-forma Information

The Company adopted SFAS 123(R) using the modified prospective transition method. The modified prospective transition method requires the Company to provide pro-forma disclosure of specific income statement line items for periods prior to the adoption of SFAS 123(R) as if the fair-value-based method had been applied to all awards. The following table illustrates the pro-forma effect on Net income (loss) and basic and diluted EPS prior to the adoption of SFAS 123(R). This table only shows pro-forma amounts for Fiscal 2006 since the Company adopted the fair value recognition provisions of SFAS 123(R) on April 1, 2006 and, therefore, compensation expenses for share-based payments granted prior to, but not yet vested as of, March 31, 2006, as well as share-based payments granted subsequent to April 1, 2006, are recognized in the Company's

Consolidated Statements of Income. Per share amounts may not total due to rounding. The pro-forma effects were based on the Black-Scholes option pricing model using the weighted average assumptions disclosed above.

Fiscal		2006
Net income—As reported	$	30,770
Plus: Stock-based compensation expense included in reported net income, net of related tax		11,045
Less: Stock-based compensation expense determined by the fair value method for all awards, net of related tax		(43,420)
Net (Loss)—Pro-forma	$	(1,605)
Earnings per common share		
Basic—as reported	$	1.79
Basic—pro-forma	$	(0.09)
Diluted—as reported	$	1.75
Diluted—pro-forma	$	(0.09)

On October 31, 2005, in response to the issuance of SFAS 123(R), the Compensation Committee (the "Compensation Committee") of the Board authorized the acceleration of the vesting of all of the Company's outstanding out-of-the-money unvested stock options held by current employees, including officers and directors. Approximately 405,224 options that would otherwise have vested from time to time over the next three years became immediately exercisable. Such stock options had an exercise price greater than $39.77, the approximate fair market value of the common stock on October 31, 2005. The accelerated vesting of these options increased the pro-forma compensation expense for the three months ended December 31, 2005 by approximately $4,217, net of tax.

Additionally on October 31, 2005, the Company issued options to purchase approximately 989,700 shares of common stock which were granted fully vested, the effect of which increased the pro-forma compensation expense for Fiscal 2006 by approximately $14,656, net of tax.

Note 14: Earnings Per Share

The following table details the computation of basic and diluted earnings per common share from continuing operations:

Fiscal	2008	2007	2006
Net income, as reported	$ 39,233	$ 35,609	$ 30,770
Weighted average common shares outstanding (basic)	17,605	17,512	17,164
Effect of dilutive securities from employee stock options	48	296	380
Weighted average common shares outstanding (diluted)	17,653	17,808	17,544
Basic earnings per common share	$ 2.23	$ 2.03	$ 1.79
Dilutive earnings per common share	$ 2.22	$ 2.00	$ 1.75

The Weighted average common shares outstanding (diluted) computation is not impacted during any period where the exercise price of a stock option is greater than the average market price. There were 2,097,558, 1,246,215 and 1,287,219 non-dilutive stock options outstanding during Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively, that are not included in the corresponding period Weighted average common shares outstanding (diluted) computation.

Note 15: Repurchase of Common Stock

Fiscal 2008—During Fiscal 2008, the Company repurchased 190,084 shares of common stock for an aggregate purchase price of $6,062, or an average purchase price per share of $31.89.

Fiscal 2007—During Fiscal 2007, the Company repurchased 500,712 shares of common stock for an aggregate purchase price of $20,209, or an average purchase price per share of $40.36.

Fiscal 2006—During Fiscal 2006, the Company repurchased 565 shares of common stock for an aggregate purchase price of $27, or an average purchase price per share of $47.45.

Since the inception of the repurchase program in April 1999 through March 31, 2008, the Company has repurchased 7,626,195 shares for an aggregate purchase price of $323,095, or an average purchase price per share of $42.37. As of March 31, 2008, 873,805 shares were available under repurchase programs approved by the Board. Additional repurchases of the common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. While the Company expects to continue to repurchase shares of the common stock for the foreseeable future, there can be no assurance as to the timing or amount of such repurchases. Under the Company's New Credit Agreement, the Company is permitted to make any distribution or dividend or repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the New Credit Agreement) occurs or is continuing, and may not repurchase its common stock if the leverage ratio (after taking into consideration the payment made to repurchase the common stock) would exceed 2.75 to 1.0 or if the availability to borrow under the New Credit Facility would be less than $20 million.

Note 16: Commitments and Contingencies

Regulatory Matters

As previously disclosed, on November 13, 2006, the Company received a letter of informal inquiry from the Enforcement Division of the Securities and Exchange Commission ("SEC") relating to the Company's stock option practices from January 1, 1997 to present. On May 24, 2007, the SEC issued a formal order of investigation in connection with this matter, and, on May 29, 2007, the Company received a document subpoena from the SEC acting pursuant to such order. The Company has cooperated with the SEC in this matter and intends to continue to do so.

As previously disclosed, the Audit Committee, with the assistance of outside legal counsel, conducted an independent review of the Company's historical stock option granting practices and related accounting for stock option grants. *See* the "Explanatory Note" preceding Part I, Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 for more information regarding the Audit Committee's review and related matters. The Audit Committee has concluded its review and has presented to the Board recommendations concerning procedural enhancements, which the Board has adopted.

On September 20, 2006, the Company received formal notice from the IRS regarding its intent to begin an audit of the Company's tax years 2004 and 2005. On August 3, 2007, the Company received formal notice from the IRS regarding its intent to begin an audit of the Company's 2006 tax year. In connection with these normal recurring audits, the IRS has requested certain documentation with respect to stock options for the Company's 2004, 2005 and 2006 tax years. The Company has produced various documents requested by the IRS and is currently in the process of responding to additional documentation requests. In connection with the Audit Committee's review of the Company's historical stock option granting practices, the Company determined that a number of officers may have exercised options for which the application of Section 162(m) ("Section 162(m)") of the Code may apply. It is possible that these options will be treated as having been granted at less than fair market value for federal income tax purposes because the Company incorrectly applied the measurement date as defined in APB 25. If such options are deemed to have been granted at less than fair market value, pursuant to Section 162(m), any compensation to officers, including proceeds from options exercised in any given tax year, in excess of $1,000 will be disallowed as a deduction for tax purposes. The Company estimates that the potential tax-effected liability for any such disallowed Section 162(m) deduction would approximate $3,587, which was recorded as an expense during prior periods and is currently recorded as a current liability within Income taxes within the Company's Consolidated Balance Sheets. The Company may also incur interest and penalties if it were to incur any such tax liability, which could be material.

As previously disclosed, the Company received a subpoena, dated December 8, 2004, from the United States General Services Administration ("GSA"), Office of Inspector General. The subpoena requires production of documents and information. The Company understands that the materials are being sought in connection with an investigation regarding potential violations of the terms of a GSA Multiple Award Schedule contract. On October 2, 2007, the Company was contacted by the United States Department of Justice which informed the Company that it was reviewing allegations by the GSA that certain of the Company's pricing practices under the GSA contract violated the Civil False Claims Act. The Company has executed an agreement with the United States tolling the statute of limitations on any action by the United States through July 31, 2008 in order for the parties to discuss the merits of these allegations prior to the possible commencement of any litigation by the United States.

At the conclusion of these regulatory matters, the Company could be subject to additional taxes, fines or penalties or other costs which could be material.

Litigation Matters

In November 2006, two stockholder derivative lawsuits were filed against the Company itself, as a nominal defendant, and several of the Company's current and former officers and directors in the United States District Court for the Western District of Pennsylvania. The two substantially identical stockholder derivative complaints allege that the individual defendants improperly backdated grants of stock options to several officers and directors in violation of the Company's stockholder-approved stock option plans during the period 1996-2002, improperly recorded and accounted for backdated stock options in violation of generally accepted accounting principles, improperly took tax deductions based on backdated stock options in violation of the Code, produced and disseminated false financial statements and SEC filings to the Company's stockholders and to the market that improperly recorded and accounted for the backdated option grants, concealed the alleged improper backdating of stock options and obtained substantial benefits from sales of Company stock while in the possession of material inside information. The complaints seek damages on behalf of the Company against certain current and former officers and directors and allege breach of fiduciary duty, unjust enrichment, securities law violations and other claims. The two lawsuits have been consolidated into a single action as *In re Black Box Corporation Derivative Litigation*, Master File No. 2:06-CV-1531-JFC, and plaintiffs filed an amended consolidated shareholder derivative complaint on

August 31, 2007. The parties have stipulated that responses by the defendants, including the Company, are due on or before September 15, 2008, and the court has entered an order to that effect. The Company may have indemnification obligations arising out of this matter to its current and former directors and officers named in this litigation. The Company may incur costs or expenses in relation to this matter that could be material.

The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business.

Based on the facts currently available to the Company, Management believes the matters described under this caption "Litigation Matters" are adequately provided for, covered by insurance, without merit or not probable that an unfavorable outcome will result.

Expenses Incurred by the Company

The Company has incurred significant expenses, in excess of its insurance deductible of $500, in Fiscal 2007 and Fiscal 2008, and expects to continue to incur additional expenses during Fiscal 2009, in relation to (i) the Audit Committee's review of the Company's historical stock option granting practices and related accounting for stock option grants, (ii) the informal inquiry and formal order of investigation by the SEC regarding the Company's past stock option granting practices, (iii) the previously-disclosed derivative action relating to the Company's historical stock option granting practices filed against the Company as a nominal defendant and certain of the Company's current and former directors and officers, as to whom it may have indemnification obligations and (iv) related matters. As of March 31, 2008, the total amount of such fees is approximately $6,021, of which $4,065 has been paid by the insurance company. The insurance policy limit under which such payments have been made is $5,000. The Company expensed $1,221 and $542 in Fiscal 2008 and Fiscal 2007, respectively. The amount of expenses that the Company could incur in the future with respect to these matters that are not covered by insurance could be material.

Product Warranties

Estimated future warranty costs related to certain products are charged to expense during the period the related revenue is recognized. The product warranty liability reflects the Company's best estimate of probable obligations under those warranties. As of March 31, 2008 and 2007, the Company has recorded a warranty reserve of $4,182 and $4,214, respectively.

There has been no other significant or unusual activity during Fiscal 2008 other than the acquisitions as discussed in Note 9.

Note 17: Segment Reporting

Management reviews financial information for the consolidated Company accompanied by disaggregated information on Revenues, Operating income and Assets by geographic region for the purpose of making operational decisions and assessing financial performance. Additionally, Management is presented with and reviews Revenues and Gross profit by service type. The accounting policies of the individual operating segments are the same as those of the Company.

The following table presents financial information about the Company's reportable segments by geographic region:

Fiscal	2008	2007	2006
North America			
Revenues	$ 837,402	$ 850,088	$ 564,700
Operating income	57,964	49,481	42,505
Depreciation	10,500	11,742	8,012
Amortization	6,579	10,156	4,472
Segment assets (as of March 31)	962,729	1,007,695	761,424
Europe			
Revenues	$ 138,927	$ 129,278	$ 120,051
Operating income	19,278	16,442	5,518
Depreciation	447	498	671
Amortization	64	91	491
Segment assets (as of March 31)	159,661	139,531	116,717
All Other			
Revenues	$ 40,413	$ 36,944	$ 36,584
Operating income	7,390	7,426	7,127
Depreciation	111	85	248
Amortization	36	38	36
Segment assets (as of March 31)	21,519	17,318	16,416

The sum of the segment revenues, operating income, depreciation and amortization equals the consolidated revenues, operating income, depreciation and amortization.

The following reconciles segment assets to total consolidated assets:

March 31,	2008	2007	2006
Segment assets for North America, Europe and All Other	$ 1,143,909	$ 1,164,544	$ 894,557
Corporate eliminations	(70,058)	(74,453)	(79,145)
Total consolidated assets	$ 1,073,851	$ 1,090,091	$ 815,412

The following table presents financial information about the Company by service type:

March 31,	2008	2007	2006
Data Services			
Revenues	$ 194,454	$ 182,129	$ 196,585
Gross Profit	57,747	55,598	57,068
Voice Services			
Revenues	$ 586,974	$ 611,278	$ 310,804
Gross Profit	195,570	209,268	119,556
Hotline Services			
Revenues	$ 235,314	$ 222,903	$ 213,946
Gross Profit	113,303	109,123	105,726

The sum of service type revenues and gross profit equals consolidated revenues and gross profit.

Note 18: Quarterly Data (Unaudited)

The following tables represent summary Quarterly (Unaudited) Consolidated Statements of Income for Fiscal 2008 and Fiscal 2007. All dollar amounts are in thousands, except per share amounts. Earnings per share data may not compute due to rounding.

Fiscal 2008 (Unaudited)	1Q08	2Q08	3Q08	4Q08	FY08
Revenues					
Hotline products	$ 56,139	$ 59,619	$ 59,269	$ 60,287	$ 235,314
On-Site services	196,152	201,011	199,055	185,210	781,428
Total	252,291	260,630	258,324	245,497	1,016,742
Cost of sales					
Hotline products	29,362	31,457	30,891	30,301	122,011
On-Site services	131,699	136,884	133,312	126,216	528,111
Total	161,061	168,341	164,203	156,517	650,122
Gross profit	**91,230**	**92,289**	**94,121**	**88,980**	**366,620**
Selling, general & administrative expenses	72,743	66,784	68,522	67,260	275,309
Intangibles Amortization	2,318	1,344	1,382	1,635	6,679
Operating income	**16,169**	**24,161**	**24,217**	**20,085**	**84,632**
Interest expense (income), net	3,280	6,143	5,780	6,095	21,298
Other expenses (income), net	(67)	(73)	(16)	(41)	(197)
Income before provision for income taxes	12,956	18,091	18,453	14,031	63,531
Provision for income taxes	4,768	6,781	7,112	5,637	24,298
Net income	**$ 8,188**	**$ 11,310**	**$ 11,341**	**$ 8,394**	**$ 39,233**
Earnings per common share:					
Basic	$ 0.47	$ 0.64	$ 0.64	$ 0.48	$ 2.23
Diluted	$ 0.46	$ 0.64	$ 0.64	$ 0.48	$ 2.22

Fiscal 2007 (Unaudited)	1Q07	2Q07	3Q07	4Q07	FY07
Revenues					
Hotline products	$ 52,225	$ 55,063	$ 57,770	$ 57,845	$ 222,903
On-Site services	178,170	216,262	207,036	191,939	793,407
Total	230,395	271,325	264,806	249,784	1,016,310
Cost of sales					
Hotline products	25,461	27,847	29,887	30,585	113,780
On-Site services	119,090	144,442	138,234	126,775	528,541
Total	144,551	172,289	168,121	157,360	642,321
Gross profit	**85,844**	**99,036**	**96,685**	**92,424**	**373,989**
Selling, general & administrative expenses	70,202	73,599	73,940	72,614	290,355
Intangibles Amortization	1,506	1,931	2,677	4,171	10,285
Operating income	**14,136**	**23,506**	**20,068**	**15,639**	**73,349**
Interest expense (income), net	3,640	5,521	4,061	5,185	18,407
Other expenses (income), net	115	72	(122)	(23)	42
Income before provision for income taxes	10,381	17,913	16,129	10,477	54,900
Provision for income taxes	3,568	6,238	5,636	3,849	19,291
Net income	**$ 6,813**	**$ 11,675**	**$ 10,493**	**$ 6,628**	**$ 35,609**
Earnings per common share:					
Basic	$ 0.39	$ 0.67	$ 0.60	$ 0.38	$ 2.03
Diluted	$ 0.37	$ 0.66	$ 0.59	$ 0.37	$ 2.00

Note 19: Subsequent Events

On April 3, 2008, the Company acquired UCI Communications LLC ("UCI"), a privately-held company based out of Mobile, AL. UCI has an active customer base which includes commercial, education and various government agency accounts. Annual historical revenues of UCI are approximately $14 million.

Controls and Procedures

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Company management ("Management"), including the Company's CEO and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) for the Company. Management assessed the effectiveness of the Company's disclosure controls and procedures as of March 31, 2008. Based upon this assessment, Management has concluded that the Company's disclosure controls and procedures were effective as of March 31, 2008 to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to Management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2008 based on the framework described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, Management has concluded that the Company's internal control over financial reporting was effective, as of March 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management of the Company reviewed the results of their assessment with the Audit Committee.

BDO Seidman, LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting, which is included in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors
Black Box Corporation
Lawrence, Pennsylvania

We have audited Black Box Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Black Box Corporation as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2008 and our report dated May 27, 2008 expressed an unqualified opinion thereon.

BDO Seidman, LLP

BDO Seidman, LLP

Chicago, Illinois
May 27, 2008

Performance Graph

The graph below represents and compares the value, through March 31, 2008, of a hypothetical investment of $100 made on March 31, 2003, in each of (i) the common stock, (ii) the S&P SmallCap 600, (iii) the Nasdaq Composite, (iv) the Russell 2000 and (v) a peer group of companies determined by the Company (the "Peer Group"), assuming the reinvestment of dividends in each case. The Peer Group consists of ADC Telecommunications, Inc. ("ADC"), Cisco Systems, Inc., Electronic Data Systems Corporation, Insight Enterprises, Inc. ("Insight"), International Business Machines Corporation and Nortel Networks Corporation. ADC and Insight were added to the Peer Group and CDW Corporation and Avaya Inc. were removed from the Peer Group since their stock is no longer publicly traded.



$250
$200
$150
$100
$50
$0
3/03
3/04
3/05
3/06
3/07
3/08
Black Box Corporation
S&P SmallCap 600
NASDAQ Composite
Russell 2000
Peer Group

	3/31/03	3/31/04	3/31/05	3/31/06	3/31/07	3/31/08
Black Box Corporation	$ 100.00	$ 181.19	$ 127.55	$ 164.76	$ 126.08	$ 107.15
S&P SmallCap 600	100.00	156.49	176.96	219.55	231.17	206.65
NASDAQ Composite	100.00	151.41	152.88	181.51	190.24	177.63
Russell 2000	100.00	163.83	172.70	217.34	230.18	200.25
Peer Group	100.00	147.29	125.71	133.44	151.93	157.41

Non-GAAP Reconciliations

The following table represents the Company's pre-tax reconciling items:

	FY08	FY07
Non-cash charges:		
Amortization of intangible assets on acquisitions	$ 6,501	$ 10,075
Stock-based compensation expense	3,217	9,308
Asset write-up depreciation expense on acquisitions	2,178	2,646
Change in fair value of interest rate swap	4,576	1,734
Total Non-cash charges	$ 16,472	$ 23,763
Cash charges:		
Restructuring charges	$ 8,671	$ 2,214
Historical stock option granting practices investigation costs	1,221	542
409A expenses	1,524	—
Total Cash charges	$ 11,416	$ 2,756
Total pre-tax reconciling items	$ 27,888	$ 26,519

A reconciliation of Operating income to Adjusted operating income is presented below:

	FY08	FY07
Operating income	$ 84,632	$ 73,349
Pre-tax reconciling items, excluding Change in fair value of interest rate swap	23,312	24,785
Adjusted operating income	$ 107,944	$ 98,134
% of revenues	10.6%	9.7%

A reconciliation of Net income to Operating net income is presented below:

	FY08	FY07
Net income	$ 39,233	$ 35,609
% of revenues	3.9%	3.5%
Reconciling items, after tax	17,222	17,201
Operating net income	56,455	52,810
% of revenues	5.6%	5.2%

A reconciliation of Diluted earnings per common share ("EPS") to Operating EPS is presented below:

	FY08	FY07
Diluted EPS	$ 2.22	$ 2.00
EPS impact of reconciling items	0.98	0.97
Operating EPS	$ 3.20	$ 2.97

Investor Informat[illegible]

Corporate Headquarters

1000 Park Drive, Lawrence, PA 15055
Telephone: 724-746-5500
Facsimile: 724-746-0746
Web: blackbox.com

Dividend Policy

Cash dividends of $0.06 per share of Common Stock were paid for each of the four quarters of Fiscal Year 2007 and Fiscal Year 2008.

Investor Relations

To receive further information about Black Box Corporation, including copies of press releases; Annual, Quarterly, and Current Reports; and other SEC Filings—without charge—contact:

Investor Relations Department
1000 Park Drive, Lawrence, PA 15055
Telephone: 724-873-6788
Facsimile: 724-873-6799
Or visit the Black Box Web site: blackbox.com.

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 718-921-8275
Facsimile: 718-921-8331

Corporate Counsel

Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Annual Meeting

The Annual Meeting of Stockholders will take place on Tuesday, August 12, 2008.

Worldwide Locations

Headquartered in the United States, the Company operates subsidiaries in Australia, Austria, Belgium, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Japan, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Puerto Rico, Singapore, Spain, Sweden, Switzerland, Taiwan, and the United Kingdom, and services clients in 141 countries.

Directors

William F. Andrews, Chairman, Corrections Corporation of America, Katy Industries, Inc., and SVP Holdings Limited; Principal, Kohlberg & Co.; Director, Corrections Corporation of America, Katy Industries, Inc., O'Charley's, Inc., and Trex Company, Inc.

Richard L. Crouch, retired General Partner, PricewaterhouseCoopers LLP

Thomas Golonski, retired Chairman, President, and Chief Executive Officer, National City Bank of Pennsylvania, retired Executive Vice President, National City Corporation

Thomas G. Greig, Managing Director, Liberty Capital Partners; Director, Rudolph Technologies, Inc.; Non-executive Chairman of the Board of Black Box

Edward A. Nicholson, Ph.D., Professor of Management and retired President, Robert Morris University; Director, Brentwood Bank and Shopsmith Inc.

R. Terry Blakemore, President and Chief Executive Officer, Black Box Corporation

Officers



R. Terry Blakemore
President and
Chief Executive Officer



Michael McAndrew
Vice President,
Chief Financial Officer,
Treasurer, Secretary, and
Principal Accounting Officer



Francis W. Wertheimber
Senior Vice President:
Pacific Rim/Far East

Common Stock Information

As of March 31, 2008, there were 2,218 holders of record. The following table sets forth the fiscal quarterly high and low sale prices of the Company's Common Stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal 2008		
1st Quarter	$ 42.78	$ 34.53
2nd Quarter	44.58	38.79
3rd Quarter	46.40	35.28
4th Quarter	37.16	26.62
Fiscal 2007		
1st Quarter	$ 54.09	$ 35.69
2nd Quarter	43.32	36.51
3rd Quarter	46.60	38.01
4th Quarter	42.65	34.64

Unified Business Communications



Voice.

Design, installation, and maintenance of a full range of communications technologies for VoIP, traditional telephony, unified communications, and mobility.



Data.

Design, installation, and maintenance of wired, wireless, and hybrid data infrastructures and systems.



Products. Services

More than 118,000 voice and data networking products backed by unrivaled services, such as a FREE Tech Support hotline, exclusive warranties, and worldwide coverage.

Black Box Corporation
1000 Park Drive
Lawrence, PA 15055
724-746-5500
blackbox.com

END